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06012957

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS

B

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4362 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/2/06

82-4362

This document has been translated into English for convenience. Please refer to the original Japanese version for the official information.

BRIEF STATEMENTS OF CONSOLIDATED ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 2006 AND FORECASTS FOR THE YEAR ENDING MARCH 2007



April 28, 2006

ARS 3-31-06

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
Head Office: Tokyo
URL: http://www.jti.co.jp/
Representative: Katsuhiko Honda, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3- 3582 - 3111
Date of Board Meeting on the Settlement of the Accounts: April 28, 2006
Adoption of Accounting Principles Generally Accepted in the United States: None

1. RESULTS FOR THE FISCAL YEAR (from April 1,2005 to March 31, 2006)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest JPY 1 million.

	Net Sales		Operating Income		Recurring Profit	
Years ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
March 31, 2006	4,637,657	△ 0.6	306,946	12.3	297,842	10.2
March 31, 2005	4,664,513	0.9	273,371	16.8	270,251	26.5

	Net Income		Net Income per Share	Diluted Net Income per Share	Return on Equity	Return on Assets	Return on Sales
Years ended	*Millions of yen*	%	*yen*	*yen*	%	%	%
March 31, 2006	201,542	222.0	105,084.78	-	12.4	9.9	6.4
March 31, 2005	62,583	-	32,089.84	-	4.2	9.0	5.8

Notes: 1.Equity in earnings of associated companies: the fiscal year ended March 31, 2006: 158 million yen/ the fiscal year ended March 31, 2005: 3 million yen
2.Average outstanding shares: the fiscal year ended March 31, 2006: 1,916,016 shares / the fiscal year ended March 31, 2005: 1,942,901 shares
3.Changes in accounting policy: Applicable
4.Percentages under net sales, operating income, recurring profit and net income indicate changes from the corresponding figures for the previous year.

2). FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per Share
Years ended	*Millions of yen*	*Millions of yen*	%	*yen*
March 31, 2006	3,037,378	1,762,511	58.0	919,780.33
March 31, 2005	2,982,056	1,498,203	50.2	781,813.72

Note: Outstanding shares at the end of fiscal years: as of March 31, 2006: 1,916,016 shares / as of March 31, 2005: 1,916,016 shares

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Year
Years ended	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
March 31, 2006	150,342	△ 26,357	△ 48,134	920,141
March 31, 2005	250,839	176,914	△ 202,195	829,087

4). MATTERS RELATING TO THE SCOPE OF THE CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 157
Number of Associated Companies accounted for by the Equity Method: 11

5). CHANGES IN SCOPE OF THE CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

New Consolidated Companies: 5 / Exclusion from Consolidation: 8
New Application of the Equity Method: 1 / Exclusion from the Application of the Equity Method: 0

2. FORECASTS FOR THE BUSINESS RESULTS FOR THE YEAR ENDING MARCH 31, 2007

	Net Sales	Recurring Profit	Net Income
	Millions of yen	*Millions of yen*	*Millions of yen*
Year ending March 2007	4,770,000	267,000	179,000

Additional Information: Forecasted Net Income per Share: 18,684.60 yen

Note: The forecast described above is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above. Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 18 before reading the forecast above.
The forecasted net income per share is based on the number of stocks split five for one as of April 1, 2006.

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (hereinafter "JT"), its 157 consolidated subsidiaries and 11 companies applied for the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.
Business segment is changed partially in this fiscal year. For details, please refer to "Changes in business segment" on page 40.

Domestic Tobacco

The domestic tobacco business consists of the manufacture and sale of tobacco products.
JT manufactures and sells tobacco products, and TS Network Co., Ltd., distributes tobacco products, collects payments and conducts distribution-related operations such as wholesale distribution of foreign tobacco products (imported tobacco products). Japan Filter Technology Co., Ltd., and other subsidiaries manufacture materials, and Central Japan Plant Service Co., Ltd. and other subsidiaries carry out the maintenance of factories.

Major subsidiaries
TS Network Co., Ltd., JT Logistics Co., Ltd., Japan Filter Technology Co., Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Central Japan Plant Service Co., Ltd., Western Japan Plant Service Co., Ltd., Kyusyu Plant Service Co., Ltd., Eastern Japan Plant Service Co., Ltd., JT V-Net Co., Ltd., Japan Metallizing Co., Ltd., Japan Tobacco (Hong Kong) Ltd.

Besides the companies named above, there are 8 consolidated subsidiaries and 2 companies applied for the equity method.

*JT Proserve Inc. terminated liquidation in September 2005.

International Tobacco

The international tobacco business consists of the manufacture and sale of tobacco products with JT International S.A. controlling the manufacture and sale as the core company.

Major subsidiaries
JT International S.A., JTI-Macdonald Corp., ZAO JTI Marketing and Sales, OOO Petro, JT International Germany GmbH, JTI Tütün Urunleri Sanayi A.S.

Besides the companies named above, there are 83 consolidated subsidiaries and 1 company applied for the equity method.

Pharmaceuticals

The pharmaceuticals business consists of the R&D, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacture, while Torii Pharmaceutical Co., Ltd. manufactures and promotes sales of drugs (including JT's products).

Major subsidiaries
Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Besides the companies named above, there is 1 consolidated subsidiary.

Foods

The foods business consists of the manufacture and sale of processed foods and beverages.
In the processed foods business, JT Foods Co., Ltd. handles sale of frozen foods, seasonings and other foods products. In the beverages business, JT Foods Co., Ltd. sells JT's beverage, and Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines.

Major subsidiaries

Japan Beverage Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Besides the companies named above, there are 13 consolidated subsidiaries and 4 companies applied for the equity method.

*1) Japan Beverage Shinetsu Inc. merged with Japan Beverage Inc. in January 2006.
*2) Japan Beverage Shikoku Inc. merged with Japan Beverage Inc. in April 2006.

Others

The business in the real estate category consists of rental and management of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

Major subsidiaries

JT Real Estate Co., Ltd., JT Toshi Inc., JTS Wiring Systems Corporation, JT Finance Service Co., Ltd., JT Creative Service Co., Ltd., Toranomon Energy Service Co.,Ltd., Frontier REIT Management Inc., JT Development Consulting Inc.

Besides the companies named above, there are 8 consolidated subsidiaries and 4 companies applied for the equity method.

*1) JT had 51.0% of the JTS Wiring Systems Corporation shares before it sold 17.6% of them to Sumitomo Wiring Systems. Ltd. in April 2006. (JTS Wiring Systems Corporation changed its name to Kanto Sumidenso, Ltd. in April 2006.)
*2) JT Toshi Inc. is in the process of dissolution and liquidation.

The above-named companies are shown in the following diagram:



Japan Tobacco Inc.
as of March 31, 2006
Japan Filter Technology, Co.,Ltd.
Fuji Flavor Co.,Ltd.
Japan Metallizing Co.,Ltd.
Purchase of materials
JT Engineering inc.
Purchase of machines
Central Japan Plant Service Co.,Ltd.
Western Japan Plant Service Co.,Ltd.
Kyushu Plant Service Co.,Ltd.
Eastern Plant Japan Service Co.,Ltd
Maintenance of factories
Domestic Tobacco
Consignment of domestic products distribution
TS Network Co.,Ltd.
Consignment of distribution-related activities
JT Logistics Co.,Ltd.
Consignment of support activities for the operation of tobacco vending machines
JT V-Net Co.,Ltd.
Sale of tobacco products
Japan Tobacco (Hong Kong) Ltd.
others: 8 consolidated subsidiaries and 2 companies applied for the equity method
International Tobacco
Approval of license and sale of tobacco products
Purchase of materials
JT International S.A.
JTI-Macdonald Corp.
ZAO JTI Marketing and Sales
OOO Petro
JT International Germany GmbH
JTI Tütün Urunleri Sanayi A.S.
others: 83 consolidated subsidiaries and 1 company applied for the equity method
Pharmaceuticals
Sale of products
Torii Pharmaceutical Co.,Ltd.
Consignment of R&D
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
other: 1consolidated subsidiary
Nihon Syokuzai Kako Co.,Ltd.
Sunburg Co.,Ltd.
Iipingsyang Foods Corporation
Asahi Shokuzai Co.,Ltd.
Thai Foods International Co., Ltd.
Weihai J.K.Foods Co.,Ltd.
Purchase of products
Hans Continental Smallgoods Pty. Ltd.
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS.Foods Co.,Ltd.
Foods
Sale of products
JT Foods Co.,Ltd.
Sale of goods
Japan Beverage Inc.
Japan Beverage Shikoku Inc. *1
JT A-Star Co.,Ltd.
JT Dining Service Inc.
Saint-Germain Co.,Ltd.
others: 13 consolidated subsidiaries and 4 companies applied for the equity method
JT Real Estate Co.,Ltd.
Construction work
Toranomon Energy Service Co.,Ltd.
Purchase of thermal energy for the building of JT headquarters
JT Creative Service Co.,Ltd.
Others
JT Development Consulting Inc.
JTS Wiring Systems Corporation *2
JT Toshi Inc. *3
JT Finance Service Co.,Ltd.
Frontier REIT Management Inc.
others: 8 consolidated subsidiaries and 4 companies applied for the equity method

NOTES: Consolidated Subsidiaries

*1 Japan Beverage Shikoku Inc. merged with Japan Beverage Inc. in April 2006.

*2 JT had 51.0% of the JTS Wiring Systems Corporation shares before it sold 17.6% of them to Sumitomo Wiring Systems. Ltd. in April 2006. (JTS Wiring Systems Corporation changed its name to Kanto Sumidenso, Ltd. in April 2006.)

*3 JT Toshi Inc. is in the process of dissolution and liquidation.

2. MANAGEMENT POLICY

(1) Corporate Strategy

JT formulated a new corporate strategy called the "JT Brand-ing Declaration" in April 2002 as a mission. Through all corporate activities such as tobacco business, pharmaceuticals business, and foods business, JT seeks to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. JT hopes that this strategy will enable it to become a truly excellent company.

While implementing the JT Brand-ing Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term Strategies

JT has made efforts to execute the mid-term management plan called "JT PLAN-V" (from the FY 3/2004 to FY 3/2006) to further strengthen management practices focused on growth in profits following the change of the business environment.

Thanks to the steady execution of each project in the plan, JT recognizes it has established the sustainable business foundation for the future. Furthermore, JT was able to go far beyond the targets of the plan.

From the fiscal year ending March 2007, JT remains directing its efforts at growth strategies and striving to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, such as enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

As an effort in each business segment, the domestic tobacco business will strive to increase the cash flow level with overcoming the unfavorable effects from its business environment. Meanwhile, the international tobacco business has been aiming at further growth as the key for profit growth of the whole Group; the pharmaceuticals business has been aiming to be a next pillar, contributing to the enhancement of JT's corporate value promptly, and the foods business has also been aiming to solidify its business base for future growth and increasing its business value.

Strategies by business segment are as follows:

Domestic Tobacco

In the domestic tobacco business, due to social factors, including continued aging of the population, consumers' growing concerns about the impact of smoking on health and reinforcement of smoking regulations, the total demand for tobacco has continued to decrease. In addition, there were several changes in the business environment, such as termination of the license agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. Furthermore, the increase in tobacco excise taxes is scheduled on July 1, 2006. Under these circumstances, JT will increase the value of its domestic tobacco business through various measures, including the implementation of a sales-growth strategy and cost structure reform to overcome the unfavorable effects from changes in the business environment.

As the sales-growth strategy aiming at market penetration, JT will strive to promote its products actively and efficiently following the market characteristics by introducing new products proactively in the growing segments of the 1-mg tar, menthol, and premium (high price range) markets along with expanding the sales area for the products which have been launched in limited areas. JT has already launched sixteen D-spec products, which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette," to meet customers' needs, and it will continue to pursue further development of the new category of D-spec products in the future.

JT enhances the competitive edge through several strategies including distribution strategy through sales-effective installation of vending machines and sales strategy with tools including database and marketing.

In the area of cost structure reform for profit growth, JT aims to reduce the fixed and variable costs and build the optimum cost structure by promoting operational efficiency in tobacco production sites, reorganizing procurement offices and introducing full-scale operation of a new procurement system for imported raw material against changes in the business environment.

In order to realize a society in which smokers and non-smokers can coexist harmoniously, JT has been making efforts to encourage improved smoking manners along with the effort to ensure and create smoking areas and opportunities. JT has been and will continue to enhance the connection with municipalities and affiliated organizations by carrying out various projects, including the nationwide introduction of vending machines with the function to differentiate minorities from adults is scheduled in 2008, as an industry-wide effort to prevent youths from smoking.

The tobacco price is to be revised from the date of the enactment of tobacco excise taxes increase on July 1, 2006.

International Tobacco

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the Global Flagship Brand (hereinafter "GFB"), such as "Camel," "Winston," "Mild Seven" and "Salem," as a driving force of the growth in profit of the Group. At the same time, JT will continuously focus on core markets selected in the light of profitability and growth potential, and strive to constantly strengthen the business structure. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

JT will also continue to take appropriate response to the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

JT has been taking necessary measures against an unreasonable Notice of Assessment to our local subsidiaries in Canada and in Russia, and the subsidiaries are operating their businesses continuously. The Group will continue to operate its businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against treatments like unreasonable Notice of Assessment.

Pharmaceuticals

JT has been striving to enhance the operating basis to increase business value promptly. Specifically, the pharmaceuticals business has been striving to distinguish itself as a unique business with world-class R&D and enhance its presence through development of innovative drugs to be the next pillar.

To achieve these goals, JT has been striving to reinforce the drug discovery capability, enhance the R&D pipeline, and accelerate development, with strengthening the partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

Foods

The foods business has been aiming to solidify its business base for future growth and increase its business value. During the "JT PLAN-V" term, JT has built the stable operating profit growth basis. Also, it will make efforts to further increase the business value and establish a steady business structure independent of stern business environment.

As for the processed foods business, JT intends to increase its business value by maintaining and developing the current strategy. JT will proactively seek and utilize opportunities for business alliance in the area where resources seem to be inadequate.

In the beverages business, in order to further increase its value, JT will aim at solid business growth centered on the vending machine channels following its strategy emphasizing on the profitability and aim to accomplish thorough effective operation for the whole business.

Also, JT will continue to invest in nurturing and enhancing brands, such as R&D activities, advertising, and reinforcement of the vending machine distribution channels.

Others

JT continues to make efforts for the effective operations in other businesses.

(3) Dividend Policy

JT believes that the growth of our corporate value in the medium- to long- term through continual earning growth driven by active business investment is fundamentals for increasing our shareholders' benefits.

Its basic dividend policy is to generate competitive returns for shareholders in the capital market, through the payment of appropriate dividends in accordance with its consolidated business performance in each period. Based on this policy, JT will strive to increase the dividend level on a continual basis, in consideration of the implementation status of its mid-term growth strategies and the outlook for its consolidated business performance.

JT will use its retained earnings to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, and purchase of its own shares to broaden its business options.

(4) Policy for Lowering the Company's Trading Unit

JT completed the five-for-one stock split as of April 1, 2006, to create an environment where investors can more easily invest in JT's shares and to expand the JT's shareholder base through reduction in the amount of investment per share.

JT has always recognized the importance of active market participation by all investors, including individuals. It will therefore actively continue to promote investor relations so as to enhance communication with the shareholders.

(5) Activities Contributing to the Environment and Society

The Group is committed to making social contributions on a continual basis through a variety of corporate activities, with the aim of serving as a good corporate citizen acclaimed in society. It is continually engaged in activities with a focus on bringing about "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where it operates. JT has established CSR Division in July 2005, to further implement company-wide measures even more than the present and has attempted to promote company-wide CSR activities, which are examples of our efforts to further strengthen the communication with stakeholders.

As for the environmental protection initiatives, under the JT Group Environment Charter, JT has been making efforts to prevent global warming, reduce waste, recycle, save resources and launched reforestation and forest protection activities in March 2005.

As social contributions, JT is engaged in cultural and artistic activities through local contributions of local residents-participation-type cleaning activities, international contribution activities such as scholarship programs for students from Asian countries, subsidy programs for volunteer activities in youth education through local non-profit organizations (NPOs), the Tobacco and Salt Museum, JT Art Hall, Affinis Arts Foundation and JT Biohistory Research Hall, etc. In the subsidiary performing the central role of the international tobacco business, JT International S.A., they are participating in the social, supportive and cultural activities as seen in their world-wide activities.

(6) Items regarding Controlling Company

There is no applicable item.

(7) Major Risks of Businesses, etc.

The major risks to which the Group's businesses are exposed and the factors which may materially affect investors' judgments are described as follows. This section contains forward-looking statements based on judgments made at this year-end. Future potential risks include, but are not limited to the risks stated hereunder.

1) Risks relating to the Group's Businesses, Earnings Structure and Management Policies

- There is a risk that any negative impact on the domestic tobacco business (a major contributor to the Group's sales and operating income) might negatively affect the Group's business performance.

- The Group plans to invest in the pharmaceuticals and foods businesses based on the view that they will contribute to its business performance in the future, but there is a risk that the investment might not generate the expected returns.

- The Group might acquire other companies, invest in other companies, form alliances or build cooperative frameworks with other companies based on the view that it will contribute to the Group's future business performance, but there is a risk that its future business performance might be negatively affected if the results fall short of the Group's expectations.

- There is a risk that overseas operations might face exchange rate fluctuations, change in laws and regulations, political unrest, uncertainties in economic trends, local industrial relations, revision of tax system, tariffs, etc., and differences in business practices.

- There is a risk that JT's consolidated financial statements might be affected by fluctuations in the exchange rate of the foreign currency used by its overseas subsidiaries for the closing of accounts relative to Japanese yen. There is also a risk that if overseas subsidiaries, whose shares were acquired in foreign currency by JT, are liquidated, sold, heavily diminished in value, etc., the gain/loss on investment in the subsidiary recorded in JT's consolidated financial statements might be affected by fluctuations in the exchange rate between Japanese yen and the foreign currency used for acquiring the shares, etc.

- While JT use hedging foreign currency transactions to partially manage its transactional exposure of fluctuations in the value of foreign currencies, it remains exposed to effects of foreign exchange transactions.

2) Risks relating to the Group's Domestic and International Tobacco Business

- JT predicts that aggregate cigarette demand will continue to decline in the domestic market as a whole, and while demand trends vary from region to region overseas, it might decrease depending on the economic environment, local situations, etc, which is considered to be stricter after the enactment of tobacco excise taxes in July 2006. Therefore, there is a risk that decline in tobacco demand might have negative impact on Group's business performance.

- The Group's shares in the domestic and the overseas tobacco market fluctuate in the short run due to temporary factors, such as the launch of new products by JT and other tobacco manufacturers, and associated special sales promotion activities. There is a risk that the Group's share in the tobacco market might decrease due to factors, such as, but not limited to, competition, pricing strategy, changes in consumer preferences, brand recognition, and economic conditions in each market. There is also a risk that the measures adopted to counter the decrease in the market share, which might lead to increase in costs, might cause a decrease in profit.

- There is a risk that fluctuation in price of foreign leaf tobacco might have a direct impact on the Groups' operating income as well as on competitors.

- There is a risk that the tax imposed on tobacco might increase in the domestic and the overseas market.

- There is a risk that tobacco demand might decrease due to the reinforcement of tobacco regulations. There is also a risk that costs to adapt to new regulations might increase.

- If the use of terms, such as "mild" and "light" is banned, depending on the nature of legislations passed in each country, there is a risk that substantial costs and time might be incurred (spent) in developing a new brand that matches or is comparable to brand product of "Mild Seven". There is a risk that a brand with similar value and appeal cannot be developed as a result.

- The Group is being sued in Japan and overseas for allegedly causing health damage as a result of smoking or passive smoking. There is a risk that the Group might be liable for damages if the ruling turns out to be unfavorable to the Group in these lawsuits. There is also a risk that, regardless of the outcome of the litigation, negative publicity on the litigation might make the public less acceptable to smoking, raise concern in smoking and health, increase public or private restrictions on smoking, induce many similar lawsuits against the Group, force JT to deal with and bear the costs of such lawsuits and so on.

- Other than those relating to smoking and health issues, the Group is involved in lawsuits instituted by EU and the Canadian government claiming that JT and the group companies had allegedly contributed to tobacco smuggling and seeking compensation for the damage. Also, the Group lodged suits with the court for the unreasonable Notice of Assessment, which the Group companies received from the Quebec Ministry of Revenue and the Russian Tax Authority, to be invalidated. There is a risk that these lawsuits might have a negative impact on the Group's business performance or the manufacture, sale, import/export, etc. of tobacco products if the ruling turns out to be unfavorable to the Group.

3) Risks relating to Non-Tobacco Businesses

3)-1. Risks relating to Pharmaceuticals Business

- There is a risk that the Group cannot research and develop or launch commercially valuable pharmaceutical products (JT has never released any proprietary pharmaceutical products).

- There is a risk that even if the Group can research and develop or launch commercially valuable pharmaceutical products, the R&D costs might exceed the sales generated from them.

- There is a risk that even if the Group's pharmaceutical products are commercially successful, its success might be curtailed by domestic and overseas competitors' products, government-mandated price decreases, etc.

- There is a risk that in the event of any problems in the quality of the Group's pharmaceutical products or in the information provided on the products, claims, including product liability claim, might be brought against the Group or a suspension of sales.

- There is a risk that JT's business performance might be affected by litigations concerning patents and other intellectual property rights.

- There is a risk that regulations might be applied broadly, from the R&D stage all the way up to the post-launch stage of a new drug.

3)-2. Risks relating to Foods Business

- There is a risk that processed foods or beverages developed by the Group might not meet consumer preferences, which could lead to a short product life.

- There is a risk that the Group's profit/loss might fluctuate due to the volatility of the price of materials for food products (including those due to exchange rate fluctuations).

- There is a risk that the sales of JT food products are subject to the weather.

- There is a risk that the procurement, manufacture, sale of food products might be regulated in Japan and overseas (including risks that various costs to comply with regulations might increase).

- There is a risk that the Group might not be able to compete with larger processed food or beverage companies with larger distribution channels and networks, stronger development capabilities and longer operating histories than the Group has.

- There is a risk that in the event of any problems in the quality of the Group's food products, claims, including product liability claim, might be brought against the Group or the reputation of the products and the Group might be harmed.

4) Other Factors which might Materially Affect Investors' Judgments

- The Japan Tobacco Inc. Law (hereinafter "JT Law") provides the government's obligation to hold a certain proportion of JT shares. Under JT Law, the government is required to hold at least one-half of all JT shares which the government acquired upon JT's establishment, as adjusted for any subsequent stock split or consideration of shares, and the government must continue to hold more than one-third of JT shares. The government holds 50.02% of all outstanding JT shares as of the end of this fiscal year.

- The Minister of Finance has the authority to supervise JT under the JT Law and Tobacco Business Law.

- Under the JT Law, the scope of JT's businesses includes "manufacture, distribution, and import of tobacco products and ancillary businesses, as well as businesses required for attaining the objective of JT", while "businesses required for attaining the objective of JT" is subject to the Minister of Finance's approval. Accordingly, the Minister of Finance's approval is required in order for JT to engage in new businesses outside the scope of currently-approved businesses.

- The Tobacco Business Law requires us to enter annually into purchase contracts as to the aggregate cultivation area for specific varieties of leaf tobacco and prices for leaf tobacco by variety and grade. JT must purchase all leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products. JT is required to respect the opinion of the Leaf Tobacco Deliberative Council, which consists of members appointed by JT with the approval of the Ministry of Finance from among representatives of domestic leaf tobacco growers and academic appointees, in regards to the aggregate cultivation area and the prices for leaf tobacco.

3. RESULTS OF OPERATIONS AND FINANCIAL POSITION

(1) Business Results

1) Overall condition

Business results for the fiscal year (from April 1, 2005 to March 31, 2006)

During this fiscal year, the Japanese economic recovery seemed to gain momentum as can be seen in the improvement of corporate profits, increase in business investments and personal consumption and so on. Overseas, economic expansion was seen in the U.S., China and other Asian countries, while the European economy made a moderate recovery.

Under such circumstances, thanks to the "JT PLAN-V" (from the FY 3/2004 to FY 3/2006), JT believes it has established a sustainable business foundation for the future. Furthermore, JT was able to go far beyond the targets of the plan.

Business segments have been partially changed in this fiscal year. Accordingly, this fiscal year's figures are compared with the corresponding figures for the previous year, which are restated in accordance with the newly adopted segment.

Net Sales

Although sales volume in the international tobacco business showed an increase and the foods business achieved sales growth, sales volume in the domestic tobacco business and sales in other businesses decreased. As a result, net sales were 4,637.6 billion yen, decreased by 26.8 billion yen (down 0.6%) compared with the corresponding figure for the previous year.

Billions of yen unless otherwise indicated

		Year ended March 31, 2005	Year ended March 31, 2006	Increase/Decrease	
Consolidated		4,664.5	4,637.6	△26.8	△0.6%
	Domestic Tobacco	3,491.4	3,405.2	△86.2	△2.5%
	International Tobacco	792.7	881.1	88.4	11.2%
	Pharmaceuticals	57.6	49.2	△8.4	△14.6%
	Foods	265.3	278.3	12.9	4.9%
	Others	57.2	23.5	△33.7	△58.9%

*Figures above indicate external sales.

Operating Income

Thanks to a decrease in personnel expenses resulting from the business restructuring in the previous year, as well as profit growth in the international tobacco business led by sales growth, operating income reached 306.9 billion yen, increased by 33.5 billion yen (up 12.3%) compared with the corresponding figure for the previous year.

Billions of yen unless otherwise indicated

		Year ended March 31, 2005	Year ended March 31, 2006	Increase/Decrease	
Consolidated		273.3	306.9	33.5	12.3%
	Domestic Tobacco	215.8	220.0	4.2	2.0%
	International Tobacco	44.4	71.0	26.5	59.8%
	Pharmaceuticals	1.8	△5.0	△6.9	–
	Foods	1.9	6.3	4.3	224.9%
	Others	10.4	8.6	△1.7	△16.8%
	Elimination / Corporate	△1.1	5.8		

Recurring Profit

Although there was an adverse effect caused by unfavorable foreign exchange rate, recurring profit reached 297.8 billion yen, increased by 27.5 billion yen (up 10.2%) compared with the corresponding figure for the previous year.

Net Income

Net income reached 201.5 billion yen, increased by 138.9 billion yen (up 222.0%), compared with the corresponding figure for the previous year, due to the decrease in the expense of the business restructuring.

Annual Dividend

The year-end dividend is expected to be 9,000 yen per share. Accordingly, dividend per share for this fiscal year will be 16,000 yen including the interim dividend of 7,000 yen. (Dividend per share for the previous year was 13,000 yen including 1,000 yen of special dividend.)

2) Financial Result by business segment

Domestic Tobacco

As part of the sales-growth strategy, in the domestic tobacco business, in addition to the integration of Japan Tobacco International (hereinafter, "JTI") products for the Japan market, such as "Camel," "Salem" and "Winston," into the domestic tobacco business since May 2005, JT has been striving to promote its products actively and efficiently following the market characteristics by introducing new products proactively, focusing on the growing segments of the 1-mg tar, menthol, and premium (high price range) markets. In this fiscal year, JT launched 14 products in 10 brands (see Table 1). In addition, JT expanded the sales areas of eight products in six brands (see Table 2), which had been sold only in limited areas, to nationwide coverage, as strong customer support justified such expansions. The sales area of "Seven Stars Revo Ultra Lights Menthol Box" was expanded to nationwide in April 2006.

(Table 1)
Products launched in July 2005

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Mild Seven One Menthol 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Nationwide	Menthol product
Pianissimo Pêche Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Miyagi, Yamagata	Menthol product D-spec product
Bevel Fina Shine Berry	300 yen/ 20 cigarettes	5mg/0.4mg	Niigata	D-spec product
Seven Stars Revo Super Lights Box	300 yen/ 20 cigarettes	5mg/0.5mg	Shizuoka	D-spec product
Mild Seven Prime Slims Three	300 yen/ 20 cigarettes	3mg/0.2mg	Aichi	D-spec product
Cabin One 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Aomori, Akita, Iwate	
Isit Box	300 yen/ 20 cigarettes	6mg/0.5mg	Fukushima, Ibaraki, Tochigi	
Isit Menthol Box	300 yen/ 20 cigarettes	8mg/0.6mg		Menthol product
Siesta	300 yen/ 20 cigarettes	5mg/0.4mg	Hyogo	

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Winston Menthol Box	280 yen/ 20 cigarettes	7mg/0.5mg	Osaka, Nara, Wakayama	Menthol product
Peace Smooth Aroma Box	300 yen/ 20 cigarettes	6mg/0.5mg	Okayama, Tottori	
Camel Full Flavor Box	300 yen/ 20 cigarettes	12mg/0.9mg	Kumamoto, Oita	
Camel Mild Flavor Box	300 yen/ 20 cigarettes	6mg/0.5mg		

Products launched in January 2006

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Seven Stars Revo Ultra Lights Menthol Box	300 yen/ 20 cigarettes	3mg/0.2mg	Shizuoka	Menthol product D-spec product

(Table 2)

Products expanded to nationwide coverage in April 2005

Brands	Price/Quantity	Tar/Nicotine	Remarks
Hope Super Lights	140 yen/ 10 cigarettes	6mg/0.5mg	
Seven Stars Lights Box	280 yen/ 20 cigarettes	7mg/0.7mg	
Caster Cool Vanilla Menthol Box	270 yen/ 20 cigarettes	3mg/0.3mg	Menthol product
Peace Aroma Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product

Products expanded to nationwide coverage in September 2005

Brands	Price/Quantity	Tar/Nicotine	Remarks
Seven Stars Revo Lights Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product D-spec product
Lucia Citrus Fresh Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Menthol product D-spec product

Products expanded to nationwide coverage in November 2005

Brands	Price/Quantity	Tar/Nicotine	Remarks
Pianissimo Pêche Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Menthol product D-spec product

Products expanded to nationwide coverage in January 2006

Brands	Price/Quantity	Tar/Nicotine	Remarks
Seven Stars Revo Super Lights Box	300 yen/ 20 cigarettes	5mg/0.5mg	D-spec product

As part of cost structure reforms for further profit growth, JT makes tireless efforts to strengthen its cost competitiveness. JT has been operating with only 10 cigarette manufacturing plants across Japan since April 2005 and has also been striving to develop the most appropriate cost structure and reduce both fixed and variable expenses by taking such measures as the reorganization of sales offices at the end of June 2005 in the sales phase, and step-by-step reorganization since July 2004 in the domestic raw material division.

Total sales volume for this fiscal year was 189.4 billion cigarettes (See Note), decreased by 23.7 billion cigarettes (down 11.2%), compared with the corresponding figure for the previous year. The domestic share represented 66.4% of the market (down 6.5 percentage points) and net sales per 1,000 cigarettes, excluding cigarette tax, showed a decrease of 77 yen to 3,864 yen, compared with the corresponding figure for the previous year. The decreases were mainly due to the termination of the license agreement for Marlboro products in Japan at the end of

April 2005, even though there was a positive effect of increased sales volume by the integration of JTI products such as "Camel," "Salem," and "Winston" since May 2005.

As a result, net sales were 3,405.2 billion yen, decreased by 86.2 billion yen (down 2.5%), compared with the corresponding figure for the previous year. However, operating income reached 220.0 billion yen, increased by 4.2 billion yen (up 2.0%), compared with the corresponding figure for the previous year, thanks to the cost structure reforms for profit growth implemented last year.

(Note)

Apart from the above, the domestic tobacco business sold 3.2 billion cigarettes this year at duty-free shops in Japan, as well as in the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

International Tobacco

With JTI playing a central role, JT has been making efforts, principally aimed at maximizing profits, to increase sales volume along with increased unit price by the shift into higher price range products represented by GFBs.

As part of the GFBs' promotion for enhancing its brand value, JT is globally introducing the Mild Seven family "Blue Wind" symbol that was launched in Japan. The new package has been phased in since July 2005.

Sales volume in the international tobacco business achieved 220.3 billion cigarettes, an increase of 7.9 billion cigarettes (up 3.7%) compared with the corresponding figure for the previous year, driven by strong sales of "Winston" in such areas as Russia, Ukraine, Iran and Italy, "Camel" in France, Italy and Spain, and "Mild Seven" in Taiwan. They boosted GFBs sales volume to 133.8 billion cigarettes, representing an increase of 2.4 billion cigarettes (up 1.8%), compared with the corresponding figure for the previous year.

As a result, net sales reached 881.1 billion yen, increased by 88.4 billion yen (up 11.2%) compared with the corresponding figure for the previous year, due to sales volume increase accompanied by unit price increase. Operating income reached 71.0 billion yen, increased by 26.5 billion yen (up 59.8%) compared with the corresponding figure for the previous year.

(Note)

1. US$1.00 is translated into 110.26 yen and 108.23 yen in the fiscal years ended March 31, 2006 and 2005, respectively.
2. With respect to the international tobacco business, the results for the period from January 2005 to December 2005 are accounted for as the results for this fiscal year.

Pharmaceuticals

In the pharmaceuticals business, JT has been striving to further build and strengthen its R&D capability.

At present, JT has six drugs in the clinical development pipeline, reflecting the entry of the anti-osteoporosis drug (JTT-305) and anti-diabetes mellitus drug (JTT-551) into a clinical stage, and the termination of further development of the anti-hepatitis C drug (JTK-003) and anti-SIRS drug (JTE-607).

Royalty revenue from anti-HIV drug, "Viracept," which JT co-developed with US-based Agouron Pharmaceuticals Inc., a subsidiary of Pfizer, and which is sold in the U.S., Europe, Japan and elsewhere, declined due to increased competition in the market.

Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), JT's subsidiary, showed a decrease in net sales, because there was a decrease in sales of its main products, protease inhibitor "Futhan," uricosuric agent "Urinorm," and agent for liver or antiallergic disease "Stronger Neo-Minophagen C," and the transfer of marketing rights for a biological tissue conglutination dressing sheet "Tacho Comb" to ZLB Behring LLC in October 2004, despite anti-HIV drugs such as "Truvada" were launched in April 2005 and the sales of topical adrenocortical hormone "Antebate," and anti-HIV drug "Viread" were increased.

Although there was a one-time income by licensing of "JTK-303," an anti-HIV drug, to US-based Gilead Sciences, the declines in sales of Torii and in the royalty revenue from "Viracept," the lack of a temporary income by licensing of "JTT-705," Dyslipidemia Compound, in this year, led to net sales of 49.2 billion yen, decreased by 8.4 billion yen (down 14.6%) compared with the corresponding figure for the previous year. Accordingly, operating loss was 5.0 billion yen, while in the previous year operating income was 1.8 billion yen.

With the full implementation of revised Pharmaceutical Affairs Law in April 2005, JT closed Hofu pharmaceuticals factory, its prescription pharmaceuticals production base, at the end of March 2006, and consolidated it into Torii's Sakura Plant to improve the efficiency of the production function as a whole.

Foods

In the foods business, JT has been striving to further improve business value through the development and introduction of new products, reinforcement of existing sales channels and promotion of greater efficiency across its entire operations and establish the strong business structure to cope with the severe business environment.

As for the processed foods business, JT has continued to enhance and enrich the product lineup of commercial frozen foods, such as "Obento Dai-Ninki!" series and "Imadoki-Wazen" series. JT has been also striving to expand the scale of operation and strengthen earning capacity through active development and introduction of highly-valued distinctive products, including High IG yeast extract, which was developed by JT's unique technology in seasonings and seasoned processed foods.

As for the beverage business, JT has been steadily expanding its business mainly through the vending machine operation of Japan Beverage Inc., JT's subsidiary. Along with that, JT actively developed and launched new products that pursue thorough differentiation by the reinforcement of core brands, represented by "Roots ".

Driven by the expansion of scale in the commercial frozen foods of the processed foods business, steady expansion of vending machine sales channels and the sales of "Roots" in the beverage business, net sales reached 278.3 billion yen, increased by 12.9 billion yen (up 4.9%), compared with the corresponding figure for the previous year. Operating income reached 6.3 billion yen, increased by 4.3 billion yen (up 224.9%), compared with the corresponding figure for the previous year, due to the reduction of fixed costs resulting from the effective operation.

Others

Net sales were 23.5 billion yen, decreased by 33.7 billion yen (down 58.9%) and operating income was 8.6 billion yen, decreased by 1.7 billion yen (down 16.8%), compared with the corresponding figures for the previous year, respectively, as a result of several reasons, such as the decline in number of consolidated subsidiaries by the transfer of their shares.

3) Financial results by geographic area

Japan

Net sales in Japan were 3,709.9 billion yen (down 3.0%, compared with the corresponding figure for the previous year), mainly due to sales decline in the domestic tobacco. Operating income decreased to 228.1 billion yen (down 0.1%, compared with the corresponding figure for the previous year), in spite of the reduced operating expenses from cost reduction.

Western Europe

Net sales in Western Europe reached 338.6 billion yen (up 6.7%, compared with the corresponding figure for the previous year), mainly due to the strong sales in Italy accompanied by the increase of GFB sales volume in international tobacco business. The operating loss was 0.8 billion yen (down 74.9%, compared with the corresponding figure for the previous year).

Others

Net sales in other areas reached 589.0 billion yen (up 12.4%, compared with the corresponding figure for the previous year), due to strong sales in Russia, Iran, Ukraine and Taiwan. Operating income reached 72.8 billion yen (up 49.6%, compared with the corresponding figure for the previous year).

(2) Outlook for the Year ending March 31, 2007

The business environment surrounding the Group has been getting more severe, amid the continuous decline in the aggregate domestic demand for tobacco, due to the intensified competition over market share and the upcoming enactment of the tobacco excise taxes in July 2006.

Under such circumstances, the Group continues to focus on overcoming the unfavorable effects from the change of the environment surrounding the business and strives to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, including enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations.

Consolidated financial outlook for the year ending March 2007

(Billions of yen)

	Forecast (For the year ending March 2007)	Actual Result (For the year ended March 2006)
Net Sales	4,770.0	4,637.6
Operating Income	270.0	306.9
Recurring Profit	267.0	297.8
Net Income	179.0	201.5

JT plans to pay an annual dividend of 3,600 yen per share (including an interim dividend of 1,800 yen) for the year ending March 31, 2007. (Each share of common stock was split into five shares on April 1, 2006.)

(Note)
In addition to the above, reference information on the financial results is shown in the attachment of Brief Statements of Financial Results and Forecast, "Brief Summary of Consolidated Financial Results for the year ended March 2006 (Financial Results Data Book)".

Note:

The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Qualitative Information Regarding Changes of Consolidated Financial Position

Cash and cash equivalents (hereinafter "cash") as at the end of this fiscal year were 920.1 billion yen, increased by 91.0 billion yen, compared with the corresponding figure for the previous year-end.

Cash Flow from Operating Activities

Net cash of 150.3 billion yen was provided by operating activities during this fiscal year, while the corresponding figure for the previous year was 250.8 billion yen. This was mainly due to the cash pay out associated with the voluntary retirement program implemented in the previous year, in spite of stable cash flow generated by the tobacco business.

Cash Flow from Investing Activities

Net cash of 26.3 billion yen was used in investing activities during this fiscal year, while 176.9 billion yen was provided in the previous year. This was primarily due to the fact there was an acquisition of current financial assets maturing over three months in this fiscal year, while there was a redemption of current financial assets maturing over three months in the previous year.

Cash Flow from Financing Activities

Net cash of 48.1 billion yen was used in financing activities during this fiscal year, and the corresponding figure for the previous year was 202.1 billion yen. This was primarily due to the lack of redemption of bonds occurring in this fiscal year.

Please see below for trend of Cash Flow index.

	Year ended March 31			
	2003	2004	2005	2006
Ratio of shareholders' equity	54.9 %	49.8 %	50.2 %	58.0 %
Ratio of shareholders' equity (based on market value)	47.8 %	50.2 %	79.8 %	136.3 %
Years for debt repayment	1.6 year	1.1 year	0.9 year	1.4 year
Interest coverage ratio	29.3 x	41.1 x	48.7 x	26.0 x

Note: Ratio of shareholders' equity : Shareholders' equity / Total assets
Ratio of shareholders' equity (based on market value) : Total market value of shares / Total assets
Years for debt repayment : Interest-bearing debt / Operating cash flow
Interest coverage ratio : Operating cash flow / Interest payment
* Each index is calculated based on consolidated financial figures.
The figures for the year ended March 31, 2006 are calculated considering ex rights by the stock split in April 2006.
* Total market value of shares is calculated as follows:
Closing Stock Price at the end of the fiscal year
× Total number of issued stocks at the end of the fiscal year (two million stocks)
*For Operating Cash Flow, figure of "Cash flow from operating activities" in the "Consolidated Statements of Cash Flows" is used. Interest-bearing debt means the total of all debt on which interest is paid on the Consolidated Balance Sheets.

(Note)
In addition to the above, reference information on the financial results is shown in the attachment of Brief Statements of Financial Results and Forecast, "Brief Summary of Consolidated Financial Results for the fiscal year ended March 2006 (Financial Results Data Book)".

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2005 and March 31, 2006

	as of March 31, 2005	*as of March 31, 2006*	*Increase / Decrease*
ASSETS	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	**1,504,448**	**1,608,154**	**103,705**
Cash and deposits	401,024	322,715	△ 78,309
Trade notes and accounts receivable	126,066	134,182	8,115
Marketable securities	442,694	576,967	134,273
Inventories	432,827	406,832	△ 25,994
Deferred tax assets	33,176	32,324	△ 852
Other current assets	70,650	136,907	66,257
Allowance for doubtful accounts	△ 1,992	△ 1,776	216
FIXED ASSETS:	**1,477,579**	**1,429,180**	**△ 48,399**
Property, plant and equipment:	**639,655**	**596,544**	**△ 43,111**
Buildings and structures	256,858	238,049	△ 18,808
Machinery, equipment and vehicles	140,610	144,604	3,993
Tools	50,836	53,502	2,666
Land	170,946	138,671	△ 32,275
Construction in progress	20,402	21,715	1,312
Intangible assets:	**569,708**	**579,519**	**9,810**
Goodwill	321,414	355,183	33,769
Trademarks	211,523	190,587	△ 20,936
Other	36,770	33,748	△ 3,022
Investments and other assets:	**268,215**	**253,117**	**△ 15,098**
Investment securities	77,584	108,027	30,442
Long-term loans	5,980	887	△ 5,093
Deferred tax assets	151,874	102,902	△ 48,972
Other assets	38,418	43,124	4,705
Allowance for doubtful accounts	△ 5,003	△ 1,292	3,710
Allowance for loss on investments	△ 640	△ 531	108
DEFERRED ASSETS	**27**	**44**	16
TOTAL ASSETS	**2,982,056**	**3,037,378**	**55,322**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2005 and March 31, 2006

	as of March 31, 2005	*as of March 31, 2006*	*Increase / Decrease*
LIABILITIES	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT LIABILITIES:	**742,338**	**626,355**	**△ 115,983**
Trade notes and accounts payable	111,298	137,454	26,156
Short-term bank loans	26,884	33,292	6,407
Current portion of long-term borrowings	18,811	18,203	△ 607
Other payable	236,524	119,674	△ 116,849
National tobacco excise taxes payable	78,594	68,184	△ 10,409
National tobacco special excise taxes payable	14,996	12,793	△ 2,202
Local tobacco excise taxes payable	95,364	95,181	△ 183
Income taxes payable	41,893	31,992	△ 9,901
Deferred tax liabilities	21	3,563	3,541
Accrued employees' bonuses	30,309	27,610	△ 2,698
Other allowances	2,371	1,869	△ 501
Other current liabilities	85,268	76,533	△ 8,734
NON-CURRENT LIABILITIES:	**687,916**	**590,950**	**△ 96,966**
Bonds	150,000	150,000	-
Long-term borrowings	35,018	15,111	△ 19,906
Deferred tax liabilities	44,245	46,178	1,932
Liabilities for retirement benefits	289,015	293,425	4,409
Liabilities for retirement benefits for directors and corporate auditors	957	899	△ 58
Non-current other payable	138,205	54,876	△ 83,329
Other non-current liabilities	30,473	30,459	△ 14
TOTAL LIABILITIES	**1,430,255**	**1,217,305**	**△ 212,949**
MINORITY INTERESTS:			
MINORITY INTERESTS	**53,596**	**57,561**	**3,964**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**736,400**	**-**
RETAINED EARNINGS	**805,927**	**972,511**	**166,584**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**16,888**	**35,531**	**18,643**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 86,433**	**△ 7,353**	**79,080**
TREASURY STOCK	**△ 74,578**	**△ 74,578**	**-**
TOTAL SHAREHOLDERS' EQUITY	**1,498,203**	**1,762,511**	**264,307**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**2,982,056**	**3,037,378**	**55,322**

CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005 and 2006

	For the year ended		Increase/ Decrease	Comparison to previous year
	March 31, 2005	March 31, 2006		
	Millions of yen	Millions of yen	Millions of yen	%
NET SALES	**4,664,513**	**4,637,657**	**△ 26,856**	**△ 0.6**
COST OF SALES	**3,713,725**	**3,734,073**	**20,348**	**0.5**
Gross profit	**950,788**	**903,583**	**△ 47,204**	**△ 5.0**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**677,416**	**596,636**	**△ 80,780**	**△ 11.9**
Operating income	**273,371**	**306,946**	**33,575**	**12.3**
NON-OPERATING INCOME:	**15,949**	**12,655**	**△ 3,294**	**△ 20.7**
Interest income	2,015	4,300	2,285	
Dividend income	1,300	1,608	308	
Gain on disposition of marketing rights	2,533	-	△ 2,533	
Other	10,100	6,745	△ 3,354	
NON-OPERATING EXPENSES:	**19,069**	**21,759**	**2,689**	**14.1**
Interest expense	5,147	5,775	628	
Foreign exchange loss	-	2,892	2,892	
Financial support for domestic leaf tobacco growers	1,099	863	△ 235	
Periodic mutual assistance association cost	2,292	3,074	781	
Other	10,531	9,153	△ 1,377	
Recurring profit	**270,251**	**297,842**	**27,591**	**10.2**
EXTRAORDINARY PROFIT:	**79,288**	**65,453**	**△ 13,835**	**△ 17.4**
Gain on sale of property, plant and equipment	73,362	60,036	△ 13,325	
Other	5,926	5,416	△ 509	
EXTRAORDINARY LOSS:	**248,206**	**62,302**	**△ 185,903**	**△ 74.9**
Loss on sale of property, plant and equipment	2,212	24,875	22,662	
Loss on disposal of property, plant and equipment	13,692	12,279	△ 1,412	
Impairment loss	181	11,438	11,257	
Business restructuring costs	224,848	8,009	△ 216,838	
One-time termination payment to domestic leaf tobacco growers	4,227	-	△ 4,227	
Other	3,043	5,698	2,655	
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**101,333**	**300,993**	**199,659**	**197.0**
INCOME TAXES-CURRENT	70,071	49,686	△ 20,385	△ 29.1
INCOME TAXES-DEFERRED	△ 38,506	45,209	83,715	-
MINORITY INTERESTS	7,184	4,555	△ 2,629	△ 36.6
NET INCOME	**62,583**	**201,542**	**138,958**	**222.0**

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005 and 2006

	For the year ended		
	March 31, 2005	*March 31, 2006*	*Increase/ Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
CAPITAL SURPLUS:			
Capital surplus, beginning of year	**736,400**	**736,400**	-
Capital surplus, end of year	**736,400**	**736,400**	-
RETAINED EARNINGS:			
Retained earnings, beginning of year	**763,770**	**805,927**	**42,156**
Increase:	**62,583**	**201,542**	**138,958**
Net income for the year	62,583	201,542	138,958
Decrease:	**20,426**	**34,957**	**14,531**
Cash dividends paid	19,542	28,740	9,198
Bonuses to directors and corporate auditors	239	236	△ 3
(Bonuses to corporate auditors)	(33)	(30)	(△ 3)
Adjustment to retained earnings for change in consolidation scope	100	-	△ 100
Adjustment to retained earnings for change in scope of associated companies accounted for by the equity method	535	-	△ 535
Minimum pension liability adjustment*	9	5,981	5,971
Retained earnings, end of year	**805,927**	**972,511**	**166,584**

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the United States of America ("U.S. GAAP")

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2005 and 2006

	For the year ended March 31, 2005	For the year ended March 31, 2006	Increase/ Decrease
	Millions of yen	*Millions of yen*	*Millions of yen*
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	101,333	300,993	199,659
Depreciation and amortization	125,861	124,854	△ 1,006
Impairment loss	181	11,438	11,257
Net gain on sale and disposal of property, plant and equipment	△ 62,938	△ 30,018	32,919
Amortization of goodwill	882	1,590	708
Decrease in liabilities for retirement benefits	△ 95,977	△ 6,591	89,386
Interest income and dividend income	△ 3,315	△ 5,909	△ 2,594
Interest expense	5,147	5,775	628
(Increase) decrease in trade notes and accounts receivable	△ 4,422	765	5,187
Decrease in inventories	16,995	44,091	27,095
Increase in trade notes and accounts payable	4,596	20,260	15,663
Increase (decrease) in other payable	141,778	△ 125,688	△ 267,467
Decrease in tobacco excise taxes payable	△ 10,735	△ 13,972	△ 3,237
Increase (decrease) in long-term guarantee deposits received	△ 26,224	630	26,854
Increase (decrease) in non-current other payable	122,244	△ 87,376	△ 209,620
Other, net	10,848	△ 31,682	△ 42,531
Sub-total	**326,255**	**209,158**	**△ 117,096**
Interest and dividend received	3,403	5,910	2,507
Interest paid	△ 5,781	△ 5,712	69
Income taxes paid	△ 73,037	△ 59,014	14,022
Net cash provided by operating activities	**250,839**	**150,342**	**△ 100,497**
INVESTING ACTIVITIES:			
Withdrawal of time deposits	23,232	417	△ 22,815
Purchases of marketable securities	△ 56,679	△ 145,933	△ 89,253
Proceeds from sale and redemption of marketable securities	199,180	121,700	△ 77,480
Purchases of property, plant and equipment	△ 71,996	△ 82,850	△ 10,853
Proceeds from sale of property, plant and equipment	39,448	82,146	42,698
Proceeds from sale of beneficial interest in real estate trust	65,108	-	△ 65,108
Purchases of intangible assets	△ 7,963	△ 8,966	△ 1,002
Purchases of investment securities	△ 7,671	△ 2,733	4,937
Proceeds from sale and redemption of investment securities	3,063	4,341	1,278
Purchases of shares of newly consolidated subsidiaries, net of cash acquired	-	△ 1,400	△ 1,400
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	1,282	-	△ 1,282
Disbursement from sale of shares of former consolidated subsidiaries, net of cash	-	△ 143	△ 143
Other, net	△ 10,091	7,063	17,154
Net cash provided by (used in) investing activities	**176,914**	**△ 26,357**	**△ 203,272**
FINANCING ACTIVITIES:			
Net increase in short-term bank loans	4,935	1,552	△ 3,383
Proceeds from long-term borrowings	237	-	△ 237
Repayment of long-term borrowings	△ 25,135	△ 19,473	5,661
Repayment of bonds	△ 122,000	-	122,000
Dividends paid	△ 19,542	△ 28,740	△ 9,198
Dividends paid to minority shareholders	△ 1,826	△ 1,467	358
Purchase of treasury stock	△ 39,999	-	39,999
Other, net	1,134	△ 5	△ 1,139
Net cash used in financing activities	**△ 202,195**	**△ 48,134**	**154,061**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**1,867**	**15,204**	**13,336**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**227,426**	**91,054**	**△ 136,371**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**601,661**	**829,087**	**227,426**
CASH AND CASH EQUIVALENTS, END OF YEAR	**829,087**	**920,141**	**91,054**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 157.
The main consolidated subsidiaries are JT International S.A., TS Network Co., Ltd. Torii Pharmaceutical Co., Ltd., Japan Beverage Inc. and JT Real Estate Inc.

For the fiscal year ended March 31, 2006, five companies, including Iceland Spring Japan Ltd., have been included in consolidation scope.

JT Proserve Inc. and another company have been excluded from consolidation scope as a result of liquidation. Also six other former subsidiaries have been excluded from consolidation scope as a result of merger with other consolidated subsidiaries.

Certain smaller subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Eleven companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually or in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with fiscal periods different from that of the Company, the fiscal results of such companies for their respective fiscal periods are used in consolidation.

3. FISCAL YEAR OF CONSOLIDATED SUBSIDIARIES

The fiscal years of consolidated overseas subsidiaries generally end on December 31.
The accounts of these subsidiaries have been included on the basis of their fiscal years and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between the end of their fiscal years and that of the Company.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets

a) Securities

Held-to-maturity debt securities are stated at amortized costs (straight-line method).
Marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost method. In addition, compound financial instruments whose gains and losses including those of embedded derivatives are recorded to the consolidated statements of operations.)
Non-marketable securities are stated at moving-average cost.

b) Derivatives

Derivatives are accounted for by the fair value method.

c) Inventories

Inventories are stated principally at average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization

a) Property, plant and equipment

Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except for annexed structures is computed using the straight-line method.
Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38-50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks 10 years

(3) Allowances and liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) are accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits to employees (including corporate officers who are not a member of the board) were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or a shorter period (generally 10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the fiscal year end.

(4) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Resulting exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries, whereas profits and losses are translated using the average exchange rate of the fiscal year. The translation difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

a) A gain or loss on derivative instruments designated as a hedge, is deferred until the hedged items are settled. If foreign exchange forward contracts meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Foreign exchange forward contracts	Forecasted foreign currency transactions
Interest rate swaps	Borrowings and Japanese yen bonds

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to interest swaps that meet specific criteria, the assessment of effectiveness is omitted in accordance with accounting principles generally accepted in Japan.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with accounting principles generally accepted in the United States of America. The accounting policies followed by these subsidiaries, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefit

If the liability for retirement benefits already recognized falls below the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

Assets and liabilities of newly acquired consolidated subsidiaries are measured at fair value upon acquisition.

6. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over 5-20 years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

7. APPROPRIATION OF RETAINED EARNINGS

The consolidated statements of capital surplus and retained earnings are prepared based on the appropriation of retained earnings which were approved during the fiscal year by the shareholders' meetings.

8. CASH AND CASH EQUIVALENTS IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

CHANGE IN ACCOUNTING POLICY

For the fiscal year ended March 31, 2006, the Company applied accounting standards for impairment loss on fixed assets "Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No.6, Accounting Standards Board of Japan, October 31, 2003)", and "Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed assets (Corporate Accounting Council, August 9, 2002)".

The impact of this change was to decrease income before income taxes and minority interests by 11,191 million yen. Accumulated impairment losses have been directly deducted from book values of each asset in accordance with revised disclosure regulations on consolidated financial statements.

NOTES

Notes to the consolidated balance sheets as of March 31, 2005 and 2006

	March 31, 2005	March 31, 2006
		Millions of yen
1.Accumulated depreciation of property, plant and equipment	905,568	907,286

2.The number of treasury stock held by the Company was 83,984 shares.

3.Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans. The fair value of such commercial paper received as collateral from the counterparty was 79,974 million yen.

Notes to the consolidated statements of operations for the fiscal years ended March 31, 2005 and 2006

1. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen	
	For the year ended	
	March 31, 2005	*March 31, 2006*
Advertising and general publicity	27,416	23,945
Sales promotion	140,192	142,147
Compensation, salaries and allowances	110,583	92,160
Provision for retirement benefits	15,256	10,459
Legal welfare	19,295	16,313
Employee bonuses	18,034	12,366
Accrual of employee bonuses	20,788	19,525
Depreciation	54,291	53,453
Research and development	40,474	37,505

2. Gain on sale of property, plant and equipment mainly consisted of gain on sale of land of 56,038 million yen.

3. Loss on sale of property, plant and equipment mainly consisted of loss on sale of land of 20,764 million yen.

4. Loss on disposal of property, plant and equipment mainly consisted of loss on disposal of buildings of 6,657 million yen.

5. Business restructuring costs mainly consisted of additional early retirement benefits, which are partly offset by the reversal of payables recognized due to the acceleration of planned retirement dates for employees on long-term leave who accepted the early retirement in the previous fiscal year.

6. Impairment loss

The Group recognized an impairment loss for the following asset group:

Location	Use	Items	The amount of loss (million yen)
Tokyo metropolitan area	Company housings due to be discontinued	Land, buildings and structures	11,438

Asset grouping is based on the smallest identifiable unit that generates cash flows that are largely independent of the cash flows from other assets.

During the second half of the year, land and buildings of company housings were finally assessed to be discontinued, resulting in the change of asset groups for impairment testing. Most of impairment losses were recognized on these company housings after judged and measured for impairment losses individually as a result of the asset group change. Resulting impairment loss recognized consists of 7,737 million yen on land and 3,452 million yen on buildings and structures, respectively.

The recoverable amounts of these assets were measured at its net realizable value determined mainly by real estate appraised values.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of cash and cash equivalents on the consolidated balance sheets to the consolidated statements of cash flows

	Millions of yen	
	For the year ended	
	March 31, 2005	*March 31, 2006*
Cash and deposits	401,024	322,715
Time deposits with original maturity due over three months	△ 451	△ 496
Short term investments with original maturity due within three months which are readily convertible to known amounts of cash with insignificant risk of changes in value		
Marketable securities	408,589	517,948
Other current assets	19,924	79,974
Cash and cash equivalents	829,087	920,141

LEASE TRANSACTIONS

For the year ended March 31, 2005

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

(1) ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	5,392	2,802	2,589
Tools	20,260	10,256	10,004
Others	2,463	279	2,184
Total	28,116	13,338	14,778

The above acquisition cost includes related interest expenses.

(2) OBLIGATION UNDER FINANCE LEASES

Due within one year	4,946 million yen
Due after one year	9,831 million yen
Total	14,778 million yen

The above obligations under finance leases include related interest expenses.

(3) LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	5,559 million yen
Depreciation expense	5,559 million yen

(4) CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	4,261 million yen
Due after one year	8,962 million yen
Total	13,224 million yen

(Lessor)

Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	728	607	120
Tools	1,120	554	565
Total	1,849	1,162	686

2. CLAIMS UNDER FINANCE LEASES

Due within one year	308 million yen
Due after one year	458 million yen
Total	766 million yen

The above claims under finance leases include related interest revenue.

For the year ended March 31, 2006

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

(1) ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	4,722	2,418	2,303
Tools	17,768	9,441	8,327
Others	2,454	417	2,037
Total	24,945	12,277	12,668

The above acquisition cost includes related interest expenses.

(2) OBLIGATION UNDER FINANCE LEASES

Due within one year	4,182 million yen
Due after one year	8,486 million yen
Total	12,668 million yen

The above obligations under finance leases include related interest expenses.

(3) LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	5,117 million yen
Depreciation expense	5,117 million yen

(4) CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	4,189 million yen
Due after one year	10,150 million yen
Total	14,339 million yen

(Impairment loss)

No impairment losses are allocated against leased assets.

(Lessor)

Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	546	524	21
Tools	753	337	415
Total	1,299	862	436

2. CLAIMS UNDER FINANCE LEASES

Due within one year	187 million yen
Due after one year	295 million yen
Total	482 million yen

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE Lease revenue 377 million yen Depreciation expense 334 million yen	3. LEASE REVENUE AND DEPRECIATION EXPENSE Lease revenue 278 million yen Depreciation expense 250 million yen (Impairment loss) No impairment losses are allocated against leased assets.

SECURITIES

1. HELD-TO-MATURITY MARKETABLE DEBT SECURITIES

(AS OF MARCH 31, 2005)

Millions of yen

	Type	*Carrying amount in the consolidated balance sheet*	*Fair value*	*Difference*
Carrying amount in the consolidated balance sheet exceeds the acquisition cost	Government bonds and municipal bonds	1,195	1,207	11
	Others	200	200	0
Sub-total		1,395	1,407	12
Carrying amount in the consolidated balance sheet less than the acquisition cost	Government bonds and municipal bonds	-	-	-
	Others	-	-	-
Sub-total		-	-	-
Total		1,395	1,407	12

(AS OF MARCH 31, 2006)

Millions of yen

	Type	*Carrying amount in the consolidated balance sheet*	*Fair value*	*Difference*
Carrying amount in the consolidated balance sheet exceeds the acquisition cost	Government bonds and municipal bonds	599	599	0
	Others	-	-	-
Sub-total		599	599	0
Carrying amount in the consolidated balance sheet less than the acquisition cost	Government bonds and municipal bonds	897	887	▵ 10
	Others	1,002	998	▵ 3
Sub-total		1,899	1,886	▵ 13
Total		2,499	2,486	▵ 13

2. FAIR VALUE OF AVAILABLE-FOR-SALE MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

(AS OF MARCH 31, 2005)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount in the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	31,297	59,487	28,189
	Bonds	3,399	3,602	203
	Bank debentures	2,500	2,506	6
	Others	899	1,096	196
	Others	4,886	5,960	1,073
	Sub-total	39,583	69,050	29,466
Carrying amount on the consolidated balance sheet less than the acquisition cost	Equity securities	2,415	1,977	△ 437
	Bonds	1,021	1,000	△ 20
	Bank debentures	-	-	-
	Others	1,021	1,000	△ 20
	Others	542	528	△ 14
	Sub-total	3,979	3,506	△ 473
Total		43,563	72,556	28,993

(AS OF MARCH 31, 2006)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount in the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	31,786	89,310	57,524
	Bonds	36,879	37,138	259
	Bank debentures	35,982	35,993	11
	Others	897	1,144	247
	Others	4,600	7,669	3,069
	Sub-total	73,265	134,118	60,852
Carrying amount on the consolidated balance sheet less than the acquisition cost	Equity securities	1,229	976	△ 252
	Bonds	521	518	△ 3
	Bank debentures	-	-	-
	Others	521	518	△ 3
	Others	550	547	△ 3
	Sub-total	2,301	2,042	△ 259
Total		75,567	136,160	60,593

Notes:
"Bonds (Others)" of both "Carrying amount on the consolidated balance sheet exceeds the acquisition cost" and "Carrying amount on the consolidated balance sheet less than the acquisition cost" as of March 31, 2006 include compound financial instruments whose gains and losses including those of embedded derivatives are recorded to the consolidated statements of operations.

3. AVAILABLE-FOR-SALE MARKETABLE SECURITIES AND MARKETABLE INVESTMENT SECURITIES SOLD DURING THE FISCAL YEARS

Millions of yen

For the year ended March 31, 2005			For the year ended March 31, 2006		
Proceeds from Sales	*Total Profit on Sales*	*Total Loss on Sales*	*Proceeds from Sales*	*Total Profit on Sales*	*Total Loss on Sales*
2,878	1,454	341	3,262	958	8

4. CARRYING AMOUNTS OF AVAILABLE-FOR-SALE NON-MARKETABLE SECURITIES

Millions of yen

	As of March 31, 2005	As of March 31, 2006
Unlisted equity securities	2,681	2,624
Unlisted debt securities	47,996	204,475
Certificate of Deposits	380,000	327,300
Others	12,904	9,270

5. SCHEDULED REDEMPTION AMOUNTS OF SECURITIES BY MATURITY (AS OF MARCH 31, 2005)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	51,009	2,941	42	1
Commercial paper	17,997	-	-	-
Bank debentures	26,503	-	-	-
Others	6,508	2,941	42	1
Certificate of Deposits	380,000	-	-	-
Others	4,130	471	-	-
Total	435,139	3,413	42	1

(AS OF MARCH 31, 2006)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	241,595	2,984	53	-
Commercial paper	189,472	-	-	-
Bank debentures	35,993	-	-	-
Others	16,128	2,984	53	-
Certificate of Deposits	327,300	-	-	-
Others	737	330	-	-
Total	569,632	3,314	53	-

Notes:

Write down of investment securities for the fiscal years ended March 31, 2005 and 2006 totaled 1,835 million yen and 11 million yen, respectively.

In evaluating security values, a security, whose value has declined by more than 50% is considered to have experienced "significant deterioration." A security, whose value has declined from 30 % to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration."

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF March 31, 2005)

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain / Loss
		Over one year		
Over-the-counter				
Foreign currency forward contacts				
Buying	21,542	-	23,296	1,753
Selling	12,048	-	12,116	▵ 68
Currency option contracts				
Purchase options	-	-	-	-
Total	-	-	-	1,685

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF March 31, 2006)

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		Over one year		
Over-the-counter				
Foreign currency forward contacts				
Buying	12,621	-	12,329	▵ 291
Selling	43,233	-	43,662	▵ 428
Currency option contracts				
Purchase options	24,200	-	212	212
Total	-	-	-	▵ 507

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

RETIREMENT BENEFITS

1. OVERVIEW OF RETIREMENT BENEFIT PLANS

The Company and the consolidated domestic subsidiaries have defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution pension plans. Consolidated overseas subsidiaries have defined benefit pension plans and certain of them also have post-retirement medical health care plans.
Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

The Company replaced a part of benefit plans with defined contribution pension plans on April 1, 2006.

2. RETIREMENT BENEFIT OBLIGATION

Millions of yen

		AS OF MARCH 31, 2005	AS OF MARCH 31, 2006
a	Projected benefit obligations	△ 291,963	△ 309,037
b	Plan assets	163,707	193,132
c	Unfunded benefit obligations (a+b)	△ 128,255	△ 115,904
d	Unrecognized net actuarial loss	16,461	7,947
e	Unrecognized prior service cost	△ 725	△ 256
f	Loss on partial termination of defined benefit plan (Note 5)	-	△ 3,097
g	Recorded amount on consolidated balance sheet (c+d+e+f)	△ 112,520	△ 111,311
h	Additional minimum pension liability (Note 2)	△ 4,537	△ 14,955
i	Prepaid pension cost	12,193	18,543
j	Liabilities for retirement benefits (g+h-i) (Note 3)	△ 129,251	△ 144,810

NOTE:

1. Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.
2. An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.
3. As described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES 4. ACCOUNTING POLICIES (3) Allowance and other liabilities, the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans as part of its liability for retirement benefits. The amounts of the liabilities as of March 31, 2005 and 2006 are 159,764 million yen and 148,614 million yen, respectively.
4. A certain subsidiary participates in multi-employer pension plan, which was not included in the above table. The plan assets allocated in proportion to its contribution as of March 31, 2005 and 2006 were 4,348 million yen and 5,345 million yen, respectively.
5. The Company transferred a portion of defined benefit plan to defined contribution pension plan on April 1, 2006, and thereby recognized 3,097 million yen as extraordinary loss which led to an increase of liabilities for retirement benefits by the same amount in accordance with "Accounting for the Transfer between Retirement Benefits Plans (ASB Guideline No.1)" and "Practical Solution on Accounting for Transfer between Retirement Benefit Plans (Practical Issues Task Forces Report No.2)"

	Millions of yen
Decrease in projected benefit obligations	4,566
Unrecognized prior service cost	△ 199
Unrecognized net actuarial loss	139
Decrease in liabilities for retirement benefits	4,506
Related assets due to be transferred to defined contribution pension plans	7,604
Loss on partial termination of defined benefit plans	△ 3,097

In addition, 7,604 million yen of related assets transferred to defined contribution pension plans are paid in installments to fund administrator by 2009.

3. RETIREMENT BENEFIT COST

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2005	FOR THE YEAR ENDED MARCH 31, 2006
a	Service cost (Note 1)	13,015	9,278
b	Interest cost	11,282	9,409
c	Expected return on plan assets	▵ 4,719	▵ 5,823
d	Recognized net actuarial loss (Note 2)	3,377	1,717
e	Amortization of prior service cost (Note 2)	525	541
f	Retirement benefit cost (a+b+c+d+e)	23,481	15,123

NOTE:

1. The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."
2. Amounts of additional retirement benefits for the years ended March 31, 2005 and 2006 were 209,539 million yen and 8,556 million, respectively, which were reported as extraordinary loss. The above amounts for the years ended March 31, 2005 and 2006 include the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.
3. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to 2,750 million yen and 2,212 million yen, for the years ended March 31, 2005 and 2006, respectively.

4. ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2005)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)

ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2006)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.5%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)

THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES 4. ACCOUNTING POLICIES (3) Allowance and other liabilities.

1. THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

Millions of yen

		AS OF MARCH 31, 2005	AS OF MARCH 31, 2006
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	▵ 165,877	▵ 152,533
b	Unrecognized net actuarial gain (Note 2)	6,113	3,918
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	▵ 159,764	▵ 148,614

NOTE:

1.This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to June 30, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

2.This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.

3.This amount is included in "Liabilities for retirement benefits" on the consolidated balance sheets.

2. BENEFIT COST UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2005	FOR THE YEAR ENDED MARCH 31, 2006
a	Interest cost	2,546	2,488
b	Recognized net actuarial gain/loss	▵ 254	585
c	Benefit cost under the Public Official Mutual Assistance Association Law (a+b)	2,292	3,074

3. ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST (FOR THE YEAR ENDED MARCH 31, 2005)

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years. (The unrecognized gain/loss is to be amortized using a straight-line method from the next fiscal year.)

ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST (FOR THE YEAR ENDED MARCH 31, 2006)

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years. (The unrecognized gain/loss is amortized using a straight-line method from the next fiscal year.)

INCOME TAXES

For the year ended March 31, 2005

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2005
Pension and severance costs	32,485
Benefit obligations under the Public Official Mutual Assistance Association Law	64,464
Net operating loss carryforwards	23,321
Other accounts payable for benefits to retired employees	81,786
Other	63,229
Deferred tax assets : sub-total	265,289
Valuation allowance	△ 25,931
Deferred tax assets : total	239,357

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	△ 39,142
Basis differences in assets acquired upon acquisition	△ 33,161
Other	△ 26,269
Deferred tax liabilities : total	△ 98,573
Deferred tax assets – net	140,783

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	33,176
Fixed assets - Deferred tax assets	151,874
Current liabilities - Deferred tax liabilities	21
Non-current liabilities - Deferred tax liabilities	44,245

2. A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	40.35%
Tax rate difference for consolidated overseas subsidiaries	△ 14.42%
Tax credits	△ 4.26%
Nondeductible expenses	5.19%
Other – net	4.29%
Actual effective tax rate	31.15%

For the year ended March 31, 2006

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2006
Pension and severance costs	36,525
Benefit obligations under the Public Official Mutual Assistance Association Law	59,966
Net operating loss carryforwards	19,638
Other accounts payable for benefits to retired employees	30,356
Other	61,851
Deferred tax assets : sub-total	208,338
Valuation allowance	△ 14,109
Deferred tax assets : total	194,228

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	△ 32,079
Basis differences in assets acquired upon acquisition	△ 36,433
Other	△ 40,231
Deferred tax liabilities : total	△ 108,743
Deferred tax assets – net	85,485

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	32,324
Fixed assets - Deferred tax assets	102,902
Current liabilities - Deferred tax liabilities	3,563
Non-current liabilities - Deferred tax liabilities	46,178

2. A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	40.35%
Tax rate difference for consolidated overseas subsidiaries	△ 9.13%
Tax credits	△ 1.09%
Nondeductible expenses	1.86%
Other – net	△ 0.46%
Actual effective tax rate	31.53%

SEGMENT INFORMATION

1.OPERATIONS BY INDUSTRY SEGMENT

(For the year ended March 31, 2005) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,284,192	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	4,857	-	203	30,439	35,500	(35,500)	-
Total	4,289,050	57,675	265,583	87,704	4,700,014	(35,500)	4,664,513
Operating expenses	4,029,385	55,820	263,635	77,278	4,426,119	(34,977)	4,391,142
Operating income	259,664	1,855	1,947	10,426	273,894	(523)	273,371
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,112,881	117,827	141,647	197,049	2,569,405	412,650	2,982,056
Depreciation and amortization	101,223	3,618	5,149	16,312	126,304	(443)	125,861
Capital expenditure	65,272	3,108	7,356	10,628	86,365	(1,256)	85,108

(For the year ended March 31, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)								
Sales								
(1) Sales to customers	3,405,281	881,187	49,256	278,378	23,552	4,637,657	-	4,637,657
(2) Intersegment sales	41,553	36,913	-	122	25,212	103,803	(103,803)	-
Total	3,446,835	918,101	49,256	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,313	272,175	40,091	4,440,392	(109,682)	4,330,710
Operating income (loss)	220,095	71,030	△ 5,057	6,325	8,673	301,067	5,879	306,946
2. Assets, depreciation and amortization, and capital expenditure								
Assets	1,131,750	994,834	117,902	141,476	194,400	2,580,365	457,013	3,037,378
Depreciation and amortization	84,570	23,061	3,253	5,041	13,466	129,394	(4,539)	124,854
Impairment loss	991	183	-	69	-	1,244	10,194	11,438
Capital expenditure	75,027	24,995	2,107	4,576	19,318	126,024	(27,096)	98,927

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.
2. Main products or services under each category are as follows:
   1) Domestic Tobacco — Tobacco products*
      *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
   2) International Tobacco — Tobacco products
   3) Pharmaceuticals — Prescription drugs
   4) Foods — Beverages and processed foods
   5) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included in Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land. The amounts of these assets as of March 31, 2005 and 2006 are 512,653 million yen and 583,491 million yen, respectively.
4. Amortization of goodwill by segment, which was included in selling, general and administrative expenses were as follows:

Millions of yen

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the year ended March 31, 2005	△ 21	-	-	833	70	882
For the year ended March 31, 2006	1,088	-	-	501	-	1,590

5.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of imported tobacco products.
Net sales of imported tobacco products via TS Network Co., Ltd. were 1,160,744 million yen.

6.From this fiscal year, Goodwill amortization of overseas consolidated subsidiaries, represented by JT International S.A., is included in operating expenses of Domestic Tobacco segment, not of Tobacco segment as previously reported.
Such change is to reflect the fact that JT, in this fiscal year, started the import, manufacturing and sales of overseas consolidated subsidiaries' products for the Japanese market.
In addition, intersegment goodwill acquisition is included in capital expenditure of Domestic Tobacco segment, and is eliminated in Elimination/Corporate.

7.Changes in business segment
From this fiscal year, former "Tobacco" segment is divided into "Domestic Tobacco" and "International Tobacco" segments, considering the importance of tobacco business as a whole group, where JT International S.A. conducts the main operation role, and the need for more appropriate disclosure of JT and its consolidated subsidiaries' business operations.
Consequently, JT's business segments consist of "Domestic Tobacco", "International Tobacco", " Pharmaceuticals", "Foods" and "Others". Restatements reflecting changes in business segments described above for the fiscal year ended March 31, 2005 are shown below.
With respect to international tobacco business, the fiscal year of consolidated overseas subsidiaries, mainly represented by JT International S.A., ends December31, 2005 and the results for the fiscal year ended December 31, 2005 are consolidated for this fiscal year.

(Restatements reflecting changes in business segments for the year ended March 31, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)								
Sales								
(1) Sales to customers	3,491,487	792,705	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	49,549	54,932	-	203	30,439	135,125	(135,125)	-
Total	3,541,037	847,638	57,675	265,583	87,704	4,799,639	(135,125)	4,664,513
Operating expenses	3,325,204	803,179	55,820	263,635	77,278	4,525,118	(133,976)	4,391,142
Operating income	215,832	44,458	1,855	1,947	10,426	274,521	(1,149)	273,371
2. Assets, depreciation and amortization, and capital expenditure								
Assets	1,298,222	838,589	117,827	141,647	197,049	2,593,336	388,719	2,982,056
Depreciation and amortization	80,219	21,004	3,618	5,149	16,312	126,304	(443)	125,861
Capital expenditure	46,485	18,786	3,108	7,356	10,628	86,365	(1,256)	85,108

NOTE:
The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations such as sales and distribution of foreign tobacco products. Net sales of foreign tobacco products via TS Network Co., Ltd. were 947,522 million yen.

2.OPERATIONS BY GEOGRAPHIC SEGMENT

(For the year ended March 31, 2005) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)						
Sales						
(1) Sales to customers	3,823,102	317,273	524,138	4,664,513	-	4,664,513
(2) Intersegment sales	54,784	137,405	14,563	206,753	(206,753)	-
Total	3,877,886	454,679	538,701	4,871,267	(206,753)	4,664,513
Operating expenses	3,649,539	458,052	490,005	4,597,597	(206,455)	4,391,142
Operating income (loss)	228,346	△ 3,373	48,696	273,669	(298)	273,371
2. Assets	1,630,224	664,106	211,362	2,505,692	476,363	2,982,056

(For the year ended March 31, 2006) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)						
Sales						
(1) Sales to customers	3,709,964	338,606	589,086	4,637,657	-	4,637,657
(2) Intersegment sales	42,368	153,513	18,943	214,825	(214,825)	-
Total	3,752,332	492,119	608,029	4,852,482	(214,825)	4,637,657
Operating expenses	3,524,195	492,966	535,164	4,552,326	(221,616)	4,330,710
Operating income (loss)	228,137	△ 846	72,865	300,155	6,790	306,946
2. Assets	1,446,957	760,455	276,327	2,483,740	553,638	3,037,378

NOTE:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, and Malaysia
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of OPERATIONS BY INDUSTRY SEGMENT.

3.OVERSEAS SALES

(For the year ended March 31, 2005) *Millions of yen*

	Total
1) Overseas sales	855,658
2) Consolidated sales	4,664,513
3) Percentage of overseas sales to consolidated sales (%)	18.3

(For the year ended March 31, 2006) *Millions of yen*

	Total
1) Overseas sales	935,198
2) Consolidated sales	4,637,657
3) Percentage of overseas sales to consolidated sales (%)	20.2

NOTE:

Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

RELATED PARTY TRANSACTIONS

(For the year ended March 31, 2005)
Information is omitted due to immateriality.

(For the year ended March 31, 2006)
Information is omitted due to immateriality.

ADDITIONAL INFORMATION

1. JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately 114.6 billion yen) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the subsidiary was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

   JTI- MC filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice on August 24, 2004, as in the event of failing to immediately pay the tax bill, QMR would be allowed to confiscate JTI-MC's business assets and this could prevent JTI-MC from continuing its business operations. Filing the CCAA makes it possible for JTI-MC to continue business operations normally with its assets safeguarded as of March 31, 2006.

   Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-MC arising out of this matter. JT intends to exercise such right.

2. In July 2004, ZAO JTI Marketing and Sales ("M&S Corp."), Russian subsidiary of JT, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately 8.8 billion yen) for unpaid VAT and other taxes, interest and additional taxes for the period of January 2000 to December 2000.

   M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of the facts and lodged a suit with the Moscow Arbitration Court for the tax assessment to be invalidated. However, in September 2005, the Federal Arbitration Court for the Moscow District (cassation court) dismissed the appeal. M&S Corp. appealed to the Russian Supreme Arbitration Court in November 2005, and it reversed the previous decisions taken by the lower courts and returned the entire case to the Moscow Arbitration Court of the first instance in April 2006.

SUBSEQUENT EVENTS

The board of directors of JT decided the stock split of the company's shares at the board of directors meeting held on February 27, 2006.
Please see the followings for details regarding the stock split, as resolved at the board meeting.

1. Each share of common stock will be split into five shares on April 1, 2006.
   (1) Number of shares to be increased by the stock split: 8,000,000
   (2) Method of stock split:
   Each share of common stock held by shareholders listed or recorded on the final register of shareholders and the final register of beneficial shareholders as of March 31, 2006 will be split into five shares.

2. Effective date: April 1, 2006

The shareholders' equity and net income per share for the years ended March 2005 and 2006 are as follows, on the assumption that this stock split took place at the beginning of each fiscal year.

	The year ended March 2005	The year ended March 2006
The shareholders' equity per share	156,362.74 yen	183,956.07 yen
Net income per share	6,417.97 yen	21,016.96 yen

Note: There's no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.

Consolidated Financial and Business Results for FY 3/2006

MEET YOUR DELIGHT JT

Japan Tobacco Inc.

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Business results for FY 3/2006

MEET
YOUR
DELIGHT JT

Business results for FY 3/2006

- **Highlighted business results**
  - EBITDA and operating income recorded historical highs for four consecutive fiscal years, and net income also drastically exceeded the previous historical high.



(billions of yen)
450
350
250
150
50
-50
334.1
163.8
36.8
337.2
188.9
75.3
373.4
234.0
-7.6
400.1
273.3
62.5
433.3
306.9
201.5
FY03/2002
FY03/2003
FY03/2004
FY03/2005
FY03/2006
EBITDA
Operating income
Net income/loss

MEET YOUR DELIGHT JT


Business results for FY 3/2006 (by business segment)
Domestic tobacco business
This segment increased income by reinforcing the profit base, after overcoming decreased profits following the termination of the Marlboro license agreement.
(billions of cigarettes)
350
300
250
200
150
100
50
0
299.4
218.3
72.9%
292.6
213.2
72.9%
285.2
189.4
66.4%
FY03/2004
FY03/2005
FY03/2006
Total demand
JT sales volume
JT share
(billions of yen)
5
MEET YOUR DELIGHT JT

	FY 3/2005 Actual	FY 3/2006 Actual	Change
Sales (excl. tax)	1,203.8	1,173.2	-30.5
EBITDA	296.0	305.7	9.7
Operating income	215.8	220.0	4.2


Business results for FY 3/2006 (by business segment)
Domestic tobacco business
Composition of the growing segment (Note 1) and non-growing segment in total demand
Share of JT's products in the growing segment and non-growing segment
100%
50%
0%
67.1
64.1
61.1
58.5
32.9
35.9
38.9
41.5
FY03/2003 FY03/2004 FY03/2005 FY03/2006
Growing segment
Non-growing segment
(%)
JT's share in non-growing segment
84.3 84.9 84.2 83.8
67.7 66.8 66.5 65.5
33.7 34.5 38.6 39.8
JT's share in growing segment
FY03/2003 FY03/2004 FY03/2005 FY03/2006
Share of JT's products (Note 2)
(Note 1): Growing segment: 1-mg tar products, menthol products, and premium products (priced 300 yen or above)
(Note 2): JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)
6
MEET YOUR DELIGHT JT


Business results for FY 3/2006 (by business segment)
Domestic tobacco business
Despite a decrease of 2.5% YoY in total demand, the share of JT products is steadily growing.
(%)
1 mg tar products *
Menthol products *
Products priced 300 yen or above *
D-spec products *
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY 03/2004
FY 03/2005
FY 03/2006
D-spec
* JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)
7


Business results for FY 3/2006 (by business segment)
International tobacco business
Increased in both sales and income, maintaining favorable conditions through a rise in the sales volume of the brand portfolio as a whole centering on GFB, and improvement of the unit-prices and product mix.
Business results of the international tobacco business for the period from January to December 2005 are consolidated.
(billions of cigarettes)
198.8
212.4
220.3
117.5
131.4
133.8
2003
2004
2005
Sales volume of GFB
Sales volume of other brands
(billions of yen)
(Reference)
Before royalty payment to JT
(millions of US$)
Exchange rate for consolidation
(yen)
8

	FY 3/2005 Actual	FY 3/2006 Actual	Change
Sales (excl. tax)	429.7	484.3	54.5
EBITDA	65.4	94.0	28.6
Operating income	44.4	71.0	26.5

EBITDA	741	975	234

USD 1 =	108.23	110.26	2.03

Business results for FY 3/2006 (by business segment)

- **Pharmaceutical business**
  - Despite a one-time revenue from licensing of JTK-303, the absence of a lump-sum revenue from licensing of JTT-705 for FY 3/2005 had a negative impact, and showed a decrease in income.

(billions of yen)

	FY 3/2005 Actual	FY 3/2006 Actual	Change
Sales	57.6	49.2	-8.4
EBITDA	5.4	-1.8	-7.2
Operating income	1.8	-5.0	-6.9

- **Foods business**
  - Steadily increasing operating income.

(billions of yen)

	FY 3/2005 Actual	FY 3/2006 Actual	Change
Sales	265.3	278.3	12.9
EBITDA	7.9	11.8	3.9
Operating income	1.9	6.3	4.3

MEET YOUR DELIGHT JT

Summary of the mid-term management plan "JT Plan-V" (FY 3/2004 - FY 3/2006)

- **Achieved all financial targets**



EBITDA & FCF (billions of yen)
800
700
600
500
400
300
200
100
0
360.0
433.3
12.4%
7.0% or more
450.0
684.0
EBTDA for FY 3/2006
ROE for FY 3/2006
Accumulated FCF for 3 years
Financial targets
Results

MEET YOUR DELIGHT JT


Dividends
Year-end dividend for FY 3/2006: 9,000 yen per share
Total annual dividend including interim dividend: 16,000 yen per share
(yen)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
5,000
5,000
8,000
5,000
9,000
7,000
FY03/2004
FY03/2005
FY03/2006
Interim dividend
Year-end dividend
11
MEET YOUR DELIGHT JT


Forecast for FY 3/2007
MEET
YOUR
DELIGHT
JT

Forecast for FY 3/2007

- **Domestic tobacco business**
  - Enhancement of the brand portfolio
    - Nationwide sales expansion of Seven Stars REVO Ultra Light Menthol Box from April
    - Package renewal of five box products of the "MILD SEVEN" family



- **International tobacco business**
  - Results for the quarter from January to March 2006 were stable as planned.
    - Excluding temporary factors of an increase, total sales volume grew by approximately 9% YoY (at the same level as the annual plan).

- **Pharmaceutical business**
  - Advancement of research and development activities
    - JTT-551 (a diabetic medicine) placed into the clinical test stage.
    - JTK-303 (an anti-HIV drug) placed into phase 2 at Giread Sciences.
    - Licensing-out of a chemical compound currently at the pre-clinical test stage to GlaxoSmithKline.

- **Foods business**
  - Developing and launching new frozen foods products by thoroughly pursuing differentiation
  - Sales expansion of natural seasonings
  - Steady expansion of vending machine sales channels and nurturing "Roots" brand




Roots
AROMA
BLACK
ORIGINAL

Forecast for FY 3/2007 (by business segment)

Domestic tobacco business

(billions of yen)

	FY 3/2006 Actual	FY 3/2007 Forecast	Change
Sales	3,405.2	3,390.0	-15.2
EBITDA	305.7	279.0	-26.7
Operating Income	220.0	191.0	-29.0

[Assumption] (billions of cigarettes)

JT sales volume	189.4	178.0	-11.4

*Assuming a price increase of 1 yen per cigarette for all products relating to the tobacco tax increase in July.

International tobacco business

(billions of yen)

	FY 3/2006 Actual	FY 3/2007 Forecast	Change
Sales	881.1	1,030.0	148.8
EBITDA	94.0	107.0	12.9
Operating income	71.0	76.0	4.9

[Assumption] (billions of cigaretes)

Total Volume	220.3	238.0	17.7
GFB Volume	133.8	147.0	13.2

*Exchange rate for consolidation for FY 3/2007: USD 1 = 115.00

Pharmaceutical business

(billions of yen)

	FY 3/2006 Actual	FY 3/2007 Forecast	Change
Sales	49.2	45.5	-3.7
EBITDA	-1.8	-8.0	-6.1
Operating income	-5.0	-11.0	-5.9

Foods business

(billions of yen)

	FY 3/2006 Actual	FY 3/2007 Forecast	Change
Sales	278.3	286.0	7.6
EBITDA	11.8	12.0	0.1
Operating income	6.3	7.0	0.6

Forecast for FY 3/2007

- **Sales**
  - An increase in sales is expected thanks to the growth of international tobacco business and foods business expansion.

- **EBITDA and operating income**
  - Despite an increase in income of international tobacco business, a decline in income is expected due to lower profits of domestic tobacco and pharmaceutical business.

(billions of yen)

	FY 3/2006 Actual	FY 3/2007 Forecast	Change
Sales	4,637.6	4,770.0	132.3
EBITDA	433.3	409.0	-24.3
Operating income	306.9	270.0	-36.9
Recurring profit	297.8	267.0	-30.8
Net income	201.5	179.0	-22.5
ROE(%)	12.4	9.7	-2.7
FCF	145.5	325.0	179.4

(yen)

Dividend per share	16,000	3,600	-

MEET YOUR DELIGHT JT

FY 3/2001 - FY 3/2006


EBITDA
Net income (loss)
(billions of yen)
Dividend per share
(yen)
500
450
400
350
300
250
200
150
100
50
0
-50
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
FY03/2001
FY03/2002
FY03/2003
FY03/2004
FY03/2005
FY03/2006
EBITDA
Net income/loss
Dividend per share

MEET YOUR DELIGHT JT

【Reference Material】

Analysis of Consolidated Financial Results for FY3/2006 and Forecast for FY3/2007

MEET
YOUR
DELIGHT JT



Results for FY 3/2006
Domestic Tobacco Business - Net sales excluding tobacco excise tax*
from JPY 874.2 bn to JPY 760.6 bn (down JPY 113.6 bn)
Excluding imported tobacco
FY3/2005
874.2
Domestic JT product sales
(Volume effect)
+0.2
Domestic JT product sales
(Unit price effect)
+8.1
Marlboro
-116.7
Others
-5.2
FY3/2006
760.6
680 700 720 740 760 780 800 820 840 860 880 900
(JPY bn)
Domestic Tobacco Business - Net sales excluding tobacco excise tax
from JPY 1,203.8 bn to JPY 1,173.2 bn (down JPY 30.5 bn)
18
MEET
YOUR
DELIGHT JT

Results for FY 3/2006

- Domestic Tobacco Business - EBITDA
  from JPY 296.0 bn to JPY 305.7 bn (up JPY 9.7 bn)



FY3/2005
296.0
Marginal profit increase (Volume effect)
+0.2
Introduction of new products (unit price effect)
+8.1
Cost reduction
+55.0
Leaf tobacco reappraisal loss
+0.2
Marlboro
-48.0
Others
-5.8
FY3/2006
305.7
270 280 290 300 310 320 330 340 350 360 (JPY bn)

- Domestic Tobacco Business - Operating income
  from JPY 215.8 bn to JPY 220.0 bn (up JPY 4.2 bn)
  - Depreciation and amortization*: from JPY 80.1 bn to JPY 85.6 bn (up JPY 5.4 bn)

*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

19

Results for FY 3/2006

- International Tobacco Business - Net sales excluding tobacco excise tax
  from US$ 3,943 mln to US$ 4,393 mln (up US$ 450 mln)



FY3/2005
3,943
Volume effect
+217
Unit price and product mix effects
+151
Forex impact
Forex impact between US$ and each local currency
+82
FY3/2006
4,393
3,800 3,900 4,000 4,100 4,200 4,300 4,400 4,500 (US$ mln)

(Reference) International Tobacco Business - Net sales excluding tobacco excise tax
from JPY 429.7 bn to JPY 484.3 bn (up JPY 54.5 bn)

- JPY/US$ foreign exchange rate: from US$1=JPY 108.23 to US$1=JPY 110.26 (down JPY 2.03)

20


Results for FY 3/2006
International Tobacco Business - EBITDA*1
from US$ 741 mln to US$ 975 mln (up US$ 234 mln)
*1 Before royalty payment
FY3/2005
741
Volume effect
+63
Unit price and product mix effects
+171
Forex Impact
Forex impact between US$ and each local currency
+30
Others
-30
FY3/2006
975
700
750
800
850
900
950
1,000
(US$ mln)
(Reference) Segment information base
International Tobacco Business - EBITDA: from JPY 65.4 bn to JPY 94.0 bn (up JPY 28.6 bn)
International Tobacco Business - Operating income: from JPY 44.4 bn to JPY 71.0 bn (up JPY 26.5 bn)
Depreciation and amortization*2: from JPY 21.0 bn to JPY 23.0 bn (up JPY 2.0 bn)
JPY/US$ foreign exchange rate: from US$1=JPY 108.23 to US$1=JPY 110.26 (down JPY 2.03)
*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
21


Results for FY 3/2006
Pharmaceuticals Business - Net Sales
from JPY 57.6 bn to JPY 49.2 bn (down JPY 8.4bn)
FY3/2005
57.6
Torii Pharmaceutical Co. Ltd. (non-consolidated)
-1.4
Royalty income, etc.
-7.0
FY3/2006
49.2
40.0
45.0
50.0
55.0
60.0
(JPY bn)
22


Results for FY 3/2006
Pharmaceuticals Business - EBITDA
from JPY 5.4 bn to JPY –1.8 bn (down JPY 7.2)
FY3/2005
5.4
Decrease in R&D expenses (non consolidated)
+0.8
Decrease in operating income of Torii Pharmaceutical Co. Ltd.
-0.8
Decrease in royalty income, etc.
-7.2
FY3/2006
-1.8
△ 2.0 △ 1.0 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 (JPY bn)
Pharmaceuticals Business - Operating income
from JPY 1.8 bn to JPY –5.0 bn (down JPY 6.9 bn)
Depreciation and amortization*:from JPY 3.6 bn to JPY3.2 bn (down JPY 0.3 bn)
*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
23
MEET YOUR DELIGHT JT


Results for FY 3/2006
Foods Business – Net sales
from JPY 265.3 bn to JPY 278.3 bn (up JPY 12.9 bn)
FY3/2005
265.3
Frozen processed foods
+2.4
Seasonings
-0.6
Bakery
+0.2
Chilled processed foods
+4.1
Beverages (general sales)
+1.7
Beverages (VM sales)
+6.1
Others
-1.0
FY3/2006
278.3
260.0 265.0 270.0 275.0 280.0
(JPY bn)
24
MEET YOUR DELIGHT JT


Results for FY 3/2006
Foods Business - Operating Income
from JPY 1.9 bn to JPY 6.3 bn (up JPY 4.3 bn)
Beverage business
Processed foods business
Both business
+2.7
Marginal profit increase
-0.9
Marginal profit decrease
+0.4
Fixed cost reduction
+0.8
Fixed cost reduction
+1.3
Decrease in amortization of goodwill, etc.
Up JPY 4.3 bn
1.0
2.0
3.0
4.0
5.0
6.0
7.0
(JPY bn)
FY3/2005
JPY 1.9 bn
FY3/2006
JPY 6.3 bn
Foods Business - EBITDA
from JPY 7.9 bn to JPY 11.8 bn (up JPY 3.9 bn)
Increase in operating income (JPY 4.3 bn) included the effect of decrease in depreciation and amortization * (down JPY 0.4 bn)
*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
25
MEET YOUR DELIGHT JT


Results for FY 3/2006
Recurring profit from 270.2 bn to JPY 297.8 bn (up JPY 27.5 bn)
FY3/2005
270.2
Increase in operating income
+33.5
Non-operating income/losses
-5.9
FY3/2006
297.8
240
260
280
300
320
(JPY bn)
Net income from JPY 62.5 bn to JPY 201.5 bn (up JPY 138.9 bn)
FY3/2005
62.5
Increase in recurring profit
+27.5
Extraordinary profit/loss, Corporate tax, etc.
+111.5
FY3/2006
201.5
0
50
100
150
200
250
(JPY bn)
26
MEET YOUR DELIGHT JT

Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year

- Domestic Tobacco Business – Net sales before tobacco excise tax*
  from JPY 2,244.5 bn to 2,211.0 bn (down JPY 33.5 bn)
  *excluding imported tobacco
- Domestic Tobacco Business – Net sales before tobacco excise tax
  from JPY 3,405.2 bn to JPY 3,390.0 bn (down JPY 15.2 bn)

* On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, JT's subsidiary.

3,405.2
Imported tobacco*
3,390.0
1,160.7
1,179.0
2,244.5
2,211.0
JT domestic
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(JPY bn)
FY3/2006
FY3/2007 Forecast

【Main factors for increase】
- Increase in imported tobacco
  from JPY 1,160.7bn to JPY 1,179.0 bn
  (up JPY 18.2 bn)
- Increase in unit price of JT products by tax hike

【Main factors for decline】
- Decrease in Marlboro sales volume (down 3.3 bn cigarettes)
- Decrease in JT sales volume (down 8.1 bn cigarettes)
  (189.4 bn cigarettes -> 178.0 bn cigarettes, down 11.4 bn cigarettes)

27

MEET YOUR DELIGHT JT



Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year
Domestic Tobacco Business – EBITDA
from JPY 305.7 bn to JPY 279.0 bn (down JPY 26.7 bn)
350
300
250
200
150
100
50
0
(JPY billion)
305.7
220.0
279.0
191.0
FY3/2006
FY3/2007 Forecast
EBITDA
Operating income
【Main factors for increase】
-Reduced personal cost (approx. +JPY 9.0 bn), etc
【Main factors for decline】
-Decrease in Marlboro sales volume (down 3.3 bn cigarettes, approx. -JPY 6.5 bn)
-Decrease in JT sales volume (down 8.1 bn cigarettes, approx. -JPY 24.0 bn), etc.
Domestic Tobacco Business – Operating income
from JPY 220.0 bn to JPY 191.0 bn (down 29.0 bn)
28
MEET YOUR DELIGHT JT

Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year

- International Tobacco Business - Net sales before tobacco excise tax from JPY 881.1 bn to JPY 1,030.0 bn (up JPY 148.8 bn)



1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
881.1
1,030.0
FY3/2006
FY3/2007 Forecast
(JPY bn)

[Main factors for increase]
-Balanced top-line growth in mature and emerging markets

(Reference)
- JPY/US$ foreign exchange rate: from US$1=JPY 110.26 to US$1=JPY 115 (down JPY 4.74)

Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year

- International Tobacco Business - EBITDA* from JPY 107.4 bn to JPY 121.0 bn (up JPY 13.5 bn)
  * Before royalty payment



140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
107.4
121.0
FY3/2006
FY3/2007 Forecast
(JPY bn)

[Main factors for increase]
- Top-line growth thanks to GFB and brand portfolio enhancement
- Cost cutting

(Reference) Segment information base
International Tobacco Business - EBITDA: from JPY 94.0 bn to JPY 107.0 bn (up JPY 12.9 bn)
International Tobacco Business - Operating income: from JPY 71.0 bn to JPY 76.0 bn (up JPY 4.9 bn)
- JPY/US$ foreign exchange rate: from US$1=JPY 110.26 to US$1=JPY 115 (down JPY 4.74)


Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year
Pharmaceuticals Business - Net sales
from JPY 49.2 bn to JPY 45.5 bn (down JPY 3.7 bn)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
(JPY bn)
49.2
45.5
FY3/2006
FY3/2007 Forecast
[Main factors for increase]
- FY3/2007: One-time revenue from licensing-out of new compound to GlaxoSmithKline
[Main factors for decline]
- FY3/2006: One-time revenue from licensing-out of JTK-303 (-US$ 15 mln)
- Decrease in Viracept royalty
31
MEET YOUR DELIGHT JT


Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year
Pharmaceuticals Business - EBITDA
from JPY -1.8 bn to JPY -8.0 bn (down JPY 6.1 bn)
Pharmaceuticals Business - Operating income
from JPY -5.0 bn to JPY -11.0 bn (down JPY 5.9 bn)
0.0
△ 2.0
△ 4.0
△ 6.0
△ 8.0
△ 10.0
△ 12.0
-1.8
-5.0
-8.0
-11.0
FY3/2006
FY3/2007 Forecast
(JPY bn)
EBITDA
Operating income
[Main factors for increase]
- FY3/2007: One-time revenue from licensing-out of new compound to GlaxoSmithKline
[Main factors for decline]
- FY3/2006: One-time revenue from licensing-out of JTK-303 (-US$ 15 mln)
- Decrease in Viracept royalty
- Decrease in Torii Pharmaceutical operating income (from JPY 7.6 bn to JPY 6.5 bn, down JPY 1.1 bn)
- Increase in R&D expenses (non consolidated)
32
MEET YOUR DELIGHT JT


Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year
Food Business - Net sales
from JPY 278.3 bn to JPY 286.0 bn (up JPY 7.6 bn)
300
290
280
270
260
250
240
230
220
210
200
(JPY bn)
278.3
286.0
FY3/2006
FY3/2007 Forecast
[Main factors for increase]
-Processed foods business: Developing and launching new frozen foods products by thoroughly pursuing differentiation, sales expansion of natural seasonings
-Beverage business: Steady expansion of vending machine sales channels
33
MEET YOUR DELIGHT JT


Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year
Foods Business - EBITDA
from JPY 11.8 bn to JPY 12.0 bn (up JPY 0.1 bn)
Foods Business - Operating income
from JPY 6.3 bn to JPY 7.0 bn (up JPY 0.6 bn)
14
12
10
8
6
4
2
0
11.8
12.0
6.3
7.0
FY3/2006
FY3/2007 Forecast
(JPY bn)
EBITDA
Operating income
[Main factors for increase]
-Increase in frozen processed foods and chilled processed foods business
-Increase in beverage sales through vending machine channels
-Cost savings and efficiency enhancement across business
34
MEET YOUR DELIGHT JT


Full-term forecasts for FY 3/2007 compared to results of the previous fiscal year
Recurring profit from JPY 297.8 bn to JPY 267.0 bn (down JPY 30.8 bn)
FY3/2006
297.8
Decrease in operating income
-36.9
Non-operating income/losses
+6.1
FY3/2007 Forecast
267.0
200
220
240
260
280
300
320 (JPY bn)
Improvement of financial income(net), profit/loss on foreign exchange
Net income from JPY 201.5 bn to JPY 179.0 bn (down JPY 22.5 bn)
FY3/2006
201.5
Decrease in recurring profit
-30.8
Extraordinary profit/loss, income tax, etc.
+8.3
FY3/2007 Forecast
179.0
150
160
170
180
190
200
210 (JPY bn)
Main factors for increase:
FY3/2006 Loss on sale of distribution center in Funabashi (up approx. 20.0 bn)
FY3/2006 Impairment loss (up 11.4 bn)
Decrease in business restructuring costs
FY3/2006 Termination loss of retirement benefit plan (up 3.0 bn) FY3/2006 Disposal cost of PCB refuse (up 1.3 bn)
Main factors for decrease: Decrease in gain on sale of property, plant and equipment
35
MEET YOUR DELIGHT JT


MEET
YOUR
DELIGHT
JT

1. Breakdown of net sales (unit: JPY billion)

	FY ended Mar. 2005	FY ended Mar. 2006	Change
Net sales including excise tax	4,664.5	4,637.6	-26.8
Domestic tobacco	3,491.4	3,405.2	-86.2
Excluding imported tobacco	2,543.9	2,244.5	-299.4
International tobacco	792.7	881.1	88.4
Net sales excluding excise tax(Excluding imported tobacco)	1,684.4	1,596.1	-88.2
Domestic tobacco	874.2	760.6	-113.6
International tobacco	429.7	484.3	54.5
Pharmaceuticals	57.6	49.2	-8.4
Foods	265.3	278.3	12.9
Beverages	177.4	185.3	7.8
Processed foods	87.8	93.0	5.1
Others	57.2	23.5	-33.7

* International tobacco business is consolidated for 12 months ended Dec. 31.

2. Leaf tobacco reappraisal profit / loss* (unit: JPY billion)

	FY ended Mar. 2005	FY ended Mar. 2006	Change
Leaf tobacco reappraisal profit / loss	9.8	9.5	-0.2

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	FY ended Mar. 2005	FY ended Mar. 2006	Change
SG&A	677.4	596.6	-80.7
Personnel *1	183.9	150.8	-33.1
Advertising and general publicity	27.4	23.9	-3.4
Sales promotion	140.1	142.1	1.9
R&D	40.4	37.5	-2.9
Depreciation and amortization	54.2	53.4	-0.8
Others *2	231.0	188.7	-42.3

*1 Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

Remuneration for directors and corporate auditors of the parent company was 259 million yen, 62 million yen respectively for the fiscal year ended Mar. 31, 2006.

*2 Others include Marlboro license related expenses which accounted for JPY 5.6 billion for fiscal year ended Mar. 31, 2006 and JPY 46.5 billion for fiscal year ended Mar. 31, 2005, respectively.

4. EBITDA by business segment*1 (unit: JPY billion)

	FY ended Mar. 2005	FY ended Mar. 2006	Change
Consolidated EBITDA	400.1	433.3	33.2
Operating income	273.3	306.9	33.5
Depreciation and amortization *2	126.7	126.4	-0.2
Portion of goodwill amortization	0.8	1.5	0.7
Domestic tobacco EBITDA	296.0	305.7	9.7
Operating income	215.8	220.0	4.2
Depreciation and amortization *2	80.1	85.6	5.4
Portion of goodwill amortization	-0.0	1.0	1.1
International tobacco EBITDA	65.4	94.0	28.6
Operating income	44.4	71.0	26.5
Depreciation and amortization *2	21.0	23.0	2.0
Pharmaceuticals EBITDA	5.4	-1.8	-7.2
Operating income	1.8	-5.0	-6.9
Depreciation and amortization *2	3.6	3.2	-0.3
Foods EBITDA	7.9	11.8	3.9
Operating income	1.9	6.3	4.3
Depreciation and amortization *2	5.9	5.5	-0.4
Portion of goodwill amortization	0.8	0.5	-0.3
Others EBITDA	26.8	22.1	-4.6
Operating income	10.4	8.6	-1.7
Depreciation and amortization *2	16.3	13.4	-2.9
Portion of goodwill amortization	0.0	-	-0.0

(Reference) (unit:USD million)

International tobacco EBITDA (Before royalty payment)	741	975	234

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

* International tobacco business is consolidated for 12 months ended Dec. 31.

5. Amortization relating to major acquisitions (unit: JPY billion)

	FY ended Mar. 2005	FY ended Mar. 2006	Years to amortize	Finish date
JT International	33.3	34.4	-	-
Trademark rights (owned by JT)	29.3	29.3	10	Apr-09
Patents (owned by JT)	3.9	4.0	8	Apr-07
Goodwill*	-	1.0	20	Mar-25
Japan Beverage	0.8	0.2	5	Mar-07
Goodwill	0.8	0.2	5	Mar-07

* Effective from the fiscal year ended Mar. 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually. From the fiscal year ended Mar. 31, 2006, amortization of a part of this goodwill allocated to the domestic tobacco business started over 20 years.

6.Capital expenditure (unit: JPY billion)

	FY ended Mar. 2005	FY ended Mar. 2006	Change
Capital expenditures	85.1	98.9	13.8
Domestic tobacco	46.4	75.0	28.5
International tobacco	18.7	24.9	6.2
Pharmaceuticals	3.1	2.1	-1.0
Foods	7.3	4.5	-2.7
Others	10.6	19.3	8.6

7. Cash and cash equivalents* (unit: JPY billion)

	As of end of Mar. 2005	As of end of Mar. 2006	Change
Cash and cash equivalents	863.6	979.6	116.0

* Cash and cash equivalents = cash and deposits + marketable securities + commercial paper received under repurchase agreements

8. Interest-bearing debt* (unit: JPY billion)

	As of end of Mar. 2005	As of end of Mar. 2006	Change
Interest-bearing debt	230.7	216.6	-14.1

* Interest-bearing debt = short-term bank loans + bonds + long-term debt

9. Business data

<Domestic tobacco business>	FY ended Mar. 2005	FY ended Mar. 2006	Change
JT sales volume* (billion cigarettes)	213.2	189.4	-23.7
National demand (billion cigarettes)	292.6	285.2	-7.4
JT Market share	72.9%	66.4%	- 6.5%pt
JT net sales before tax per 1,000 cigarettes (JPY)	11,756	11,674	-82
JT net sales after tax per 1,000 cigarettes (JPY)	3,941	3,864	-77

* Sales volume of domestic duty-free and China division is excluded, which was 3.2 billion for fiscal year ended Mar. 31, 2006 and 5.1 billion for fiscal year ended Mar. 31, 2005, respectively.

<International tobacco business>	Year ended Dec. 2004	Year ended Dec. 2005	Change
Total sales volume (billion cigarettes)	212.4	220.3	7.9
GFB sales volume (billion cigarettes)	131.4	133.8	2.4
JPY/USD rate for consolidation (JPY)	108.23	110.26	2.03

<Pharmaceuticals business>	FY ended Mar. 2005	FY ended Mar. 2006	Change
Royalty revenue of Viracept (USD million)	58	50	-8
R&D expenses (parent company) (JPY billion)	20.1	19.3	-0.8

<Foods business - Beverage business>	As of end of Mar. 2005	As of end of Mar. 2006	Change
Number of beverage vending machines *	226,000	237,000	11,000
JT-owned	44,500	40,500	-4,000
Combined	54,000	61,500	7,500

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

10. Number of employees*

	As of end of Mar. 2005	As of end of Mar. 2006	Change
Number of employees (consolidated basis)	32,640	31,476	-1,164
Domestic tobacco	Tobacco 24,350	11,795	n.a.
International tobacco		11,943	n.a.
Pharmaceuticals	1,566	1,532	-34
Foods	5,357	5,232	-125
Other businesses	706	604	-102
Corporate	661	370	-291
Number of employees (parent company)	10,124	8,855	-1,269
Number of employees based on enrollment (parent company)	11,300	9,931	-1,369

* Number of employees is counted at working base, unless otherwise indicated.

Consolidated financial outlook for fiscal year ending Mar. 31, 2007 compared to the reults of previous fiscal year

(JPY billion)

	FY ended Mar. 2006 (Actual)	FY ending Mar. 2007 (Forecast)	Change
Net sales including excise tax	4,637.6	4,770.0	132.3
Excluding imported tobacco	3,476.9	3,591.0	114.0
EBITDA	433.3	409.0	-24.3
Operating income	306.9	270.0	-36.9
Recurring profit	297.8	267.0	-30.8
Net income	201.5	179.0	-22.5
Return on Equity	12.4%	9.7%	-2.7%pt
Free Cash Flow*	145.5	325.0	179.4

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjutment above.

(JPY billion)

	FY ended Mar. 2006	FY ending Mar. 2007	Change
Capital expenditures	98.9	124.0	25.0
Domestic tobacco	75.0	73.0	-2.0
International tobacco	24.9	32.0	7.0
Pharmaceuticals	2.1	2.5	0.3
Foods	4.5	5.0	0.4
Other businesses	19.3	13.5	-5.8

Consolidated financial outlook by business segment (JPY billion)

	FY ended Mar. 2006	FY ending Mar. 2007	Change
Net sales including excise tax	4,637.6	4,770.0	132.3
Domestic tobacco	3,405.2	3,390.0	-15.2
Excluding imported tobacco	2,244.5	2,211.0	-33.5
International tobacco	881.1	1,030.0	148.8
Pharmaceuticals	49.2	45.5	-3.7
Foods	278.3	286.0	7.6
EBITDA	433.3	409.0	-24.3
Domestic tobacco	305.7	279.0	-26.7
International tobacco	94.0	107.0	12.9
Pharmaceuticals	-1.8	-8.0	-6.1
Foods	11.8	12.0	0.1
Operating income	306.9	270.0	-36.9
Domestic tobacco	220.0	191.0	-29.0
International tobacco	71.0	76.0	4.9
Pharmaceuticals	-5.0	-11.0	-5.9
Foods	6.3	7.0	0.6

<Reference>

Financial outlook of parent company (JPY billion)

	FY ended Mar. 2006	FY ending Mar. 2007	Change
Net sales including excise tax	2,370.6	2,340.0	-30.6
Recurring profit	192.8	156.0	-36.8
Net income	126.2	103.0	-23.2

(JPY)

	FY ended Mar. 2006	FY ending Mar. 2007
Dividend per share	16,000	3,600

*Five-for-One stock split, which is effective on Apr.1,2006

<FORWARD LOOKING STATEMENTS>

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.
Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax incr and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studi
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of J
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials

Major assumptions

Domestic tobacco business (billions of cigarettes)

	FY ended Mar. 2006	FY ending Mar. 2007	Change
Sales volume	189.4	178.0	-11.4

*Excludes sales of domestic duty-free and China division

International tobacco business (billions of cigarettes, JPY)

	FY ended Dec. 2005	FY ending Dec. 2006	Change
Total sales volume	220.3	238.0	17.7
GFB sales volume	133.8	147.0	13.2
JPY/USD rate	110.26	115.00	4.74

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume

(billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	65.6	47.0	56.4	49.2	218.3
FY2005/03	54.2	55.6	55.6	47.7	213.2
FY2006/03	50.5	48.5	48.1	42.2	189.4

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales

(billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	836.1	648.2	777.5	678.9	2,940.9
FY2005/03	748.0	767.0	767.5	658.9	2,941.6
FY2006/03	694.7	664.2	658.2	578.0	2,595.2

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	10,856	11,732	11,746	11,759	11,478
FY2005/03	11,754	11,755	11,752	11,765	11,756
FY2006/03	11,715	11,653	11,657	11,667	11,674

* Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes

(JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	3,850	3,923	3,934	3,943	3,908
FY2005/03	3,940	3,942	3,937	3,946	3,941
FY2006/03	3,901	3,845	3,849	3,857	3,864
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	3,758	3,825	3,840	3,845	3,813
FY2005/03	3,844	3,844	3,840	3,845	3,843
FY2006/03	3,845	3,846	3,849	3,857	3,849

* Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share

(%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	73.0	72.9	72.7	73.1	72.9
FY2005/03	73.0	73.0	72.7	72.7	72.9
FY2006/03	69.6	65.4	65.3	65.2	66.4
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	67.3	66.6	66.6	66.7	66.8
FY2005/03	66.7	66.6	66.4	66.1	66.5
FY2006/03	66.1	65.5	65.3	65.2	65.5

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	6.6	7.3	7.3	7.9	7.2
FY2005/03	8.3	8.2	8.6	8.9	8.5
FY2006/03	10.6	11.7	12.2	12.5	11.7
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	8.7	9.3	9.2	10.0	9.1
FY2005/03	10.4	10.3	10.7	11.1	10.6
FY2006/03	11.3	11.7	12.2	12.5	11.9

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2004/03	43.0	45.8	45.6	47.6
FY2005/03	47.5	46.9	47.3	47.5
FY2006/03	55.7	60.4	60.8	61.6
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2004/03	56.5	58.6	57.6	60.2
FY2005/03	59.6	58.6	59.0	59.4
FY2006/03	59.7	60.4	60.8	61.6

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	7.0	7.5	7.6	8.4	7.6
FY2005/03	8.6	8.6	9.0	9.3	8.9
FY2006/03	8.1	6.5	6.6	6.7	7.0
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	4.2	4.3	4.5	5.2	4.5
FY2005/03	5.6	5.5	5.8	6.1	5.7
FY2006/03	6.3	6.5	6.6	6.7	6.5

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2004/03	49.5	49.9	49.4	52.4
FY2005/03	51.7	51.1	52.0	52.5
FY2006/03	45.1	34.4	34.9	35.1
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2004/03	29.4	28.9	29.5	32.3
FY2005/03	33.2	32.4	33.8	34.4
FY2006/03	34.7	34.4	34.9	35.1

3. JPY 300 or above

(1) JT JPY 300 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	10.5	11.1	11.2	11.8	11.1
FY2005/03	11.7	11.8	11.5	12.1	11.8
FY2006/03	8.8	5.1	5.4	5.9	6.3
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	4.3	4.4	4.6	5.1	4.5
FY2005/03	5.0	5.1	4.8	5.1	5.0
FY2006/03	5.1	5.2	5.4	5.9	5.4

(2) JT Share in JPY 300 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2004/03	51.1	52.5	52.8	54.2
FY2005/03	53.9	53.8	52.8	53.6
FY2006/03	39.1	22.2	23.1	24.5
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2004/03	21.2	20.8	21.5	23.2
FY2005/03	23.2	23.0	22.2	22.8
FY2006/03	22.6	22.3	23.2	24.5

4. Quarterly D-spec Product Share

(%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	0.04	0.13	0.54	0.91	0.38
FY2005/03	0.91	0.95	0.90	0.94	0.93
FY2006/03	0.91	1.24	1.78	3.12	1.72
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2004/03	1.79	1.86	2.33	2.72	2.15
FY2005/03	2.81	2.83	2.82	2.96	2.85
FY2006/03	2.93	3.20	3.59	4.19	3.46

* Pianissimo and Premier have been sold as D-spec products since March 2006. New Basis is including those brands and calculated to historical earnings.

Japan Tobacco Inc. Clinical development (as of April 28, 2006)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase2(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan . (March 2005)
JTT-302 (oral)	Phase1(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1(JPN)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	PTP1B inhibitor	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	

Changes from the previous announcement on February 9, 2006:

JTT-551 entered into clinical stage.

April 28, 2006

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Financial Results for the semi-annual and the third quarter period of the fiscal year ended March 2006

Please see the attached for partial revision of cash flow statements in the Brief Statements of Consolidated Financial Results for the semi-annual and the third quarter period of the fiscal year ended March 2006, which were released on October 31, 2005 and February 9, 2006, respectively.

The attachment is available for comparison between the original and the revised. The parts before and after the revision are underlined.

Attachment

1. Cash flow statement for the semi-annual period of the fiscal year ended March 2006

(Before revision)

	For the six months ended		*Increase/ Decrease*
	September 30, 2004	*September 30, 2005*	
INVESTING ACTIVITIES:	*Millions of yen*	*Millions of yen*	*Millions of yen*
Withdrawal of time deposits	22,515	230	△ 22,284
Purchases of marketable securities	△ 29,462	△ 15,706	13,756
Proceeds from sale and redemption of marketable securities	168,994	22,680	△ 146,314
Purchase of property, plant and equipment	△ 36,261	△ 45,336	△ 9,074
Proceeds from sale of property, plant and equipment	12,068	44,409	32,340
Proceeds from sale of beneficial interest in real estate trust	65,108	2,132	△ 62,975
Purchase of intangible assets	△ 4,278	△ 3,706	572
Purchase of investment securities	△ 5,829	△ 386	5,442
Proceeds from sale and redemption of investment securities	319	1,613	1,293
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	-	△ 34	△ 34
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	△ 220	△ 143	76
Other, net	△ 24	176	200
Net cash provided by investing activities	**192,930**	**5,929**	**△ 187,001**

(After revision)

	For the six months ended		*Increase/ Decrease*
	September 30, 2004	*September 30, 2005*	
INVESTING ACTIVITIES:	*Millions of yen*	*Millions of yen*	*Millions of yen*
Withdrawal of time deposits	22,515	230	△ 22,284
Purchases of marketable securities	△ 29,462	△ 15,706	13,756
Proceeds from sale and redemption of marketable securities	168,994	22,680	△ 146,314
Purchase of property, plant and equipment	△ 36,261	△ 45,336	△ 9,074
Proceeds from sale of property, plant and equipment	12,068	46,542	34,473
Proceeds from sale of beneficial interest in real estate trust	65,108	-	△ 65,108
Purchase of intangible assets	△ 4,278	△ 3,706	572
Purchase of investment securities	△ 5,829	△ 386	5,442
Proceeds from sale and redemption of investment securities	319	1,613	1,293
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	-	△ 34	△ 34
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	△ 220	△ 143	76
Other, net	△ 24	176	200
Net cash provided by investing activities	**192,930**	**5,929**	**△ 187,001**

2. Cash flow statement for the third quarter period of the year ended March 2006

(Before revision)

INVESTING ACTIVITIES:	*For the nine months ended* *December 31,2004*	*December 31,2005*	*Increase/ Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
Withdrawal of time deposits	22,711	325	△ 22,385
Purchases of marketable securities	△ 53,447	△ 122,928	△ 69,480
Proceeds from sale and redemption of marketable securities	176,394	42,703	△ 133,691
Purchase of property, plant and equipment	△ 50,924	△ 64,308	△ 13,383
Proceeds from sale of property, plant and equipment	18,931	50,781	31,849
Proceeds from sale of beneficial interest in real estate trust	65,108	2,132	△ 62,975
Purchase of intangible assets	△ 6,441	△ 7,461	△ 1,019
Purchase of investment securities	△ 6,836	△ 1,486	5,350
Proceeds from sale and redemption of investment securities	430	3,108	2,678
Purchase shares of newly consolidated subsidiaries	-	△ 145	△ 145
Sale of shares of former consolidated subsidiaries	△ 220	△ 143	76
Other, net	△ 1,640	5,669	7,309
Net cash provided by (used in) investing activities	**164,064**	**△ 91,753**	**△ 255,817**

(After revision)

INVESTING ACTIVITIES:	*For the nine months ended* *December 31,2004*	*December 31,2005*	*Increase/ Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
Withdrawal of time deposits	22,711	325	△ 22,385
Purchases of marketable securities	△ 53,447	△ 122,928	△ 69,480
Proceeds from sale and redemption of marketable securities	176,394	42,703	△ 133,691
Purchase of property, plant and equipment	△ 50,924	△ 64,308	△ 13,383
Proceeds from sale of property, plant and equipment	18,931	52,914	33,982
Proceeds from sale of beneficial interest in real estate trust	65,108	-	△ 65,108
Purchase of intangible assets	△ 6,441	△ 7,461	△ 1,019
Purchase of investment securities	△ 6,836	△ 1,486	5,350
Proceeds from sale and redemption of investment securities	430	3,108	2,678
Purchase shares of newly consolidated subsidiaries	-	△ 145	△ 145
Sale of shares of former consolidated subsidiaries	△ 220	△ 143	76
Other, net	△ 1,640	5,669	7,309
Net cash provided by (used in) investing activities	**164,064**	**△ 91,753**	**△ 255,817**


RECEIVED

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT to Appoint New President and CEO

President Katsuhiko Honda to become JT's Corporate Counselor

Tokyo, April 13, 2006 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company would appoint Hiroshi Kimura, currently Executive Vice President of JT International (JTI) and JT Board Member, as the new President and CEO of the company, while Katsuhiko Honda, the current President and CEO, will become JT's Corporate Counselor.

This appointment is subject to approval at the General Meeting of Shareholders and the meeting of the company's Board of Directors, to be held in June 2006.

"I am extremely pleased to announce Mr. Kimura as my successor, who has played an instrumental role in the development of JT's international tobacco business over these past seven years," said Katsuhiko Honda, President and CEO of JT. "Mr. Kimura has been with JTI since the acquisition of RJR International, and has greatly contributed to the integration of two companies into one cohesive organization. I firmly believe that under Mr. Kimura's leadership, JT will continue to deliver strong, sustainable growth as a thriving global company."

"I was appointed as President and CEO of JT in 2000, just after the company acquired RJR International in 1999. I have been in this position for six years, and have led a significant investment in the evolution and performance of our company," said Honda. "During my tenure, the company faced and overcame drastic changes in the business environment, including domestic excise tax hikes and the discontinuation of the Marlboro licensing agreement with PM International Inc. for the Japan market. Despite these changes, fundamental improvements in our capabilities have ensured that we will achieve the commitments laid out in "JT PLAN-V," our mid-term management plan. I believe that this is the right time to pass the presidency on to a younger leader."



"I am honored to be appointed as President and CEO of this tremendous company," said Hiroshi Kimura, Executive Vice President of JTI and President Honda's appointed successor. "We continue to face increasing and rapid change in the environment in which all of our businesses operate. I look forward to expanding upon the strong foundations created by President Honda, and will devote my energy to ensuring that JT capitalizes on the changes and opportunities that lay ahead as we chart a course for continued financial and global growth."

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.664 trillion in the fiscal year ended March 31, 2005.





JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Biography

Mr. Katsuhiko Honda

President and CEO
Japan Tobacco Inc.



Katsuhiko Honda has been President and CEO of Japan Tobacco Inc. (JT) since June 2000.

Born in Kagoshima, a traditional tobacco leaf production region in Japan, Mr. Honda joined JT in 1965, just after graduating from the Law Faculty of Tokyo University, when the company was still the government monopoly called "Japan Tobacco and Salt Public Corporation."

After joining the company, Mr. Honda held various line and staff positions, mainly within the Tobacco, Corporate Planning, HR and Labor divisions.

Since his early years, Mr. Honda has been a strong proponent of the company's privatization and internationalization, and his work made significant contributions to the company's privatization in 1985. At the time of JT's acquisition of RJ Reynolds' non-U.S. business in 1999, Mr. Honda, then Senior Executive Vice President overseeing the tobacco business, led the acquisition team which allowed JT to transform into the third largest international tobacco company in the world.

In 2000, his appointment to President and CEO of JT captured the attention of many as he became the first President and CEO promoted to the position from within the company.

In recent years Mr. Honda has spearheaded corporate changes for the JT Group, and the drafting and implementation of JT's current mid-term management plan "JT PLAN-V" is one such example. With the plan JT has slashed costs, and has shifted increasing focus to development of its international tobacco business – a key growth engine for the whole group – while strengthening its pharmaceutical and foods businesses to form future pillars for the company.

Mr. Honda enjoys tending his garden in his spare time.




JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Biography

Mr. Hiroshi Kimura

Newly Appointed President and CEO
Japan Tobacco Inc.

Hiroshi Kimura was appointed as the successor to Katsuhiko Honda, President and CEO of Japan Tobacco Inc. (JT), on April 13, 2006. This appointment is subject to approval at the General Meeting of Shareholders and the meeting of the Board of Directors, to be held in June 2006.

Born in Yamaguchi Prefecture, the westernmost prefecture of Japan's main island, Mr. Kimura joined JT in 1976, just after graduating from the Law Faculty of Kyoto University, when the company was still the government monopoly called "Japan Tobacco and Salt Public Corporation."

After joining the company, Mr. Kimura held various line and staff positions, mainly within the tobacco business and corporate planning.

When JT acquired what was then called RJR International, RJ Reynolds' non-U.S. operations, Mr. Kimura was Vice President of JT's Corporate Planning Division, and soon after the completion of the acquisition, he joined JTI, as Executive Vice President. Since then, Mr. Kimura significantly contributed to the integration of the two companies.

In June 2005, Mr. Kimura was also appointed as a JT Board Member.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Board of Directors Raises Dividend Forecast

Tokyo, April 25, 2006---Japan Tobacco Inc. (JT) (TSE: 2914) announced today that, based on the company's policy aiming to generate competitive returns for shareholders through the payment of dividends based on consolidated performance in relevant periods, its board of directors has revised the forecast for its year-end dividend to ¥9,000. This would be an increase of ¥2,000 over the earlier forecast of ¥7,000, in consideration of the company's overall performance in the previous fiscal year. As a result, JT's expected dividend per share for the full fiscal year that ended March 31, 2006, totals ¥16,000, including the interim dividend of ¥7,000.

Fiscal Year Ended March 31, 2006	Interim Dividend (Apr – Sep)	Year-end Dividend (Oct – Mar)	Total
Previous Forecast (October 31, 2004)	Dividend ¥7,000	Dividend ¥7,000	¥ 14,000
Revised Forecast (April 25, 2006)	Dividend ¥7,000	Dividend ¥9,000	¥ 16,000

Reference

Fiscal Year Ended March 31, 2005	Dividend ¥5,000	Dividend ¥7,000 Commemorative Dividend ¥1,000	¥ 13,000

Note: The shares possessed before the stock split, effective on April 1, 2006, will be eligible for year-end dividends for the fiscal year ended March 31, 2006.

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Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.664 trillion in the fiscal year ended March 31, 2005.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - March 2006

Tokyo, April 28, 2006-- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the three-month period between January 1 and March 31, 2006.

In the quarter that ended March 31, 2006, JT International (JTI), JT's international tobacco business subsidiary, continued its growth momentum. Total sales volume increased 6.4 percent to 52.1 billion cigarettes, and Global Flagship Brands (GFB)[1] sales volume increased 7.0 percent to 32.4 billion cigarettes, compared to the same period of last year. The gain in GFB sales volume was mainly driven by Camel in Italy and France; Winston in Spain, Iran, Ukraine, Italy and Russia; and Mild Seven in Taiwan and Russia.

JTI brands sold in Japan and Japanese duty free markets, including Camel, Winston and Salem, were transferred to JT's domestic tobacco business in May 2005. In addition, the company changed the terms of its agreement with its distributor in Italy, thereby resulting in a one-time inventory sales adjustment. Excluding these factors, sales volume increased 9.1 percent and GFB sales volume increased 10.8 percent.

Net sales including tax decreased 1.1 percent to US$1.860 billion, and net sales excluding tax amounted to US$1.018 billion, approximately equivalent to the figures for the same period last year. Net sales per thousand cigarettes, excluding tax, decreased 6.1 percent to US$19.50. The net sales decline reflects the adoption of US GAAP standards from 2006 in relation to trade allowance and discount classification, unfavorable foreign exchange fluctuations year-over-year, and the introduction of higher excise taxes in Spain.

Taking into account the US GAAP impact mentioned above, net sales including tax grew 0.6 percent, while net sales excluding tax grew 3.0 percent. Net sales per thousand cigarettes, excluding tax, decreased 3.1 percent.

[1] GFB: Global Flagship Brands include Camel, Winston, Mild Seven and Salem.



International Tobacco Business results for January - March 2006

(2006 Jan-Mar results are preliminary)

	2006	2005		2005 reflecting adoption of US GAAP	
	Jan-Mar	Jan-Mar	Growth rate	Jan-Mar	Growth rate
Total sales volume (billions of cigarettes)	52.1	49.0	6.4%	49.0	6.4%
GFB sales volume (billions of cigarettes)	32.4	30.3	7.0%	30.3	7.0%
Net sales, including tax (millions of US$)	1,860	1,880	-1.1%	1,849	0.6%
Net sales, excluding tax (millions of US$)	1,018	1,019	-0.1%	988	3.0%
Net Sales per thousand cigarettes, excluding tax (US$)	19.5	20.8	-6.1%	20.2	-3.1%

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.





JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT to Amend its Articles of Incorporation in Accordance with the Enforcement of New Japanese Corporate Law

Tokyo, April 28, 2006---Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company's board of directors has today decided to submit a partial amendment of the company's Articles of Incorporation at the company's 21st Annual General Meeting of Shareholders which is scheduled for June 23, 2006.

1. Purpose of Amendment of Articles of Incorporation
   - Aiming to improve the convenience of dissemination of the company's public announcements, JT will adopt electronic notification, i.e. disclosure through the Internet, as a company's official notification method. In the event that electronic notification is not possible or available, the company will be allowed to notify parties through a notification in the "Nihon Keizai Shimbun" instead of on the Internet. The company will formally make this change with the required amendments in its Articles of Incorporation.
   - Under the new Japanese Corporate Law (Law No. 86, 2005) and a Ministry of Justice ordinance being enforced as of May 1, 2006, the Internet disclosure and resolution through documentation at a board of directors meeting have become allowed. To improve shareholder convenience and to realize active management decision making, the related provisions will be established in the proposed amendment to company's Articles of Incorporation.
   - In connection with certain items as required to be provided in the articles of incorporation pursuant to the new Japanese Corporate Law, new articles will be established. Further, certain adjustments will be made to relevant terminology and numbering of cited articles in conformity with such law.
   - In accordance with the changes above, unification of the terms and adjustment in the numbering of articles in the Article of Incorporation will be made in the proposed amendment.



2. Details of Amendment
   - Please refer to the attached sheet for details of the proposed amendment.
   - The attached sheet is an abridged version of the proposed amendment, and thus only includes the major and substantive changes.

3. Others
   - These amendments will be effective after approval at the company's 21st Annual General Meeting of Shareholders scheduled for June 23, 2006, and the Minister of Finance in accordance with the Japan Tobacco Inc. Law.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.

Appendix

Proposal of Amendment to Articles of Incorporation

(Comparison between current articles and proposed amendment)

(Underlined portions are to be amended)

Current Articles	Proposed Amendment
Article 4. (Method of Public Notice) 1. Public notices by the Company shall be published in the Nihon Keizai Shimbun. Public notices, to be given under the provisions of the Tobacco Business Law, shall be subject to regulations prescribed by the ministerial ordinance of the Ministry of Finance.	**Article 5 (Method of Public Notice)** 1. Public notices by the Company shall be published by way of electronic public notice. Where the electronic public notice is impossible from unavoidable circumstances, the public notice may be published in the Nihon Keizai Shimbun.
[Newly established]	2. Notwithstanding the provision under the preceding paragraph, public notices, to be given under the provisions of the Tobacco Business Law, shall be subject to regulations prescribed by the ministerial ordinance of the Ministry of Finance.
[Newly established]	**Article 15 (Deemed provision of the disclosure via the Internet of reference materials, etc. for Annual General Meeting of Shareholders)** When convening Annual General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or presented in statutory documents, including reference materials for Annual General Meeting of Shareholders, business reports, non-consolidated and consolidated financial reports, if they are disclosed via the Internet in accordance with the ministerial ordinance of Ministry of Justice.

Current Articles	Proposed Amendment
Article 19 (Board of Directors)	**Article 22 (Board of Directors)**
1. The president shall convene the meeting of the Board of Directors and shall preside over the meeting as its chairman.	[Same as at present]
2. In the case where the Company has the chairman of the board, notwithstanding the provisions of the previous paragraph, the chairman of the board shall convene the meeting and shall preside over the meeting as its chairman, provided, however, that, if the chairman of the board is unable to perform his or her duty due to some unexpected incident, the president may convene the meeting or act as its chairman.	2. In the case where the Company appoints the chairman of the board, notwithstanding the provisions of the previous paragraph, the chairman of the board shall convene the meeting and shall preside over the meeting as its chairman, provided, however, that, if the chairman of the board is unable to perform his or her duty due to some unexpected incident, the president may convene the meeting or act as its chairman.
3. For the convocation of the meeting of the Board of Directors, a notice thereon shall be given three (3) days in advance of the date of the meeting to each director and statutory auditor. This 3-day prior notice may be shortened when the convocation of the meeting is urgent.	3. For the convocation of the meeting of the Board of Directors, a notice thereon shall be given no later than three (3) days in advance of the date of the meeting to each director and statutory auditor. This 3-day prior notice may be shortened when the convocation of the meeting is urgent.
[Newly established]	4. If a Director makes a proposal on any agenda at the Board of Directors and all Directors who may participate in the voting for such agenda unanimously agree to his or her proposal in writing or by electromagnetic records, the Company shall deem that such proposal is adopted by resolution of the Board of Directors unless objected by a Statutory Auditor.